

PE
12-31-01

Building Bridges to Success

Hanger Orthopedic Group, Inc.
2001 Annual Report



Building Bridges to Success

Hanger Orthopedic Group, Inc.

2001 Annual Report



Strengthening Our Company

Dear Fellow Shareholders,

In 2001, we had the highest levels of sales and EBITDA in the company's history. We made substantial progress in achieving the goals that we established at the beginning of the year. I am pleased to tell you that as of the end of 2001, we were ahead of budget on achieving the benefits from these initiatives. These efforts contributed $26.9 million to improving EBITDA and reduced receivables by $7.2 million. The goals were tough and performance enhancement demanded the total commitment of all of our employees in re-engineering the core processes and restructuring the support services of our company. Progress in both of these areas was a necessary ingredient in building our "Bridge to Success" to ensure consistent financial results and our future growth.

The transition we initiated in 2000 required us to take the best from the old, abandoning that which could no longer adequately service the needs of our larger organization and the addition of new skills and methodologies to manage the expected challenges. We had to remake the company in order to capture the future, but we had to do this while leveraging and enhancing the lifeblood of Hanger—the capability of our practitioners to build a "Bridge to Our Patients", thousands of times a day in a clinically excellent manner.

We have determined that the collective output from all of our efforts must be channeled toward helping our practitioners have the time and resources to concentrate on today's patients and on securing tomorrow's patients. We formed cross functional teams, and with these objectives clearly in focus, we set about the difficult two year task of transforming the way work is done and, of course, accomplishing the associated behavioral change. We will continuously improve our core processes that support this objective and we will forego those activities that can be better executed by others or where we do not have critical mass. For example, we outsourced our payroll, benefits administration, and accounts payable processes. During the year, we divested our Seattle Orthopedic Group Inc. component manufacturing business to an existing participant in this portion of our industry. We determined that we do not have to be completely vertically integrated to source the best products at the best terms.

We implemented our "Best Value" materials program to aid our practitioners

"We had to remake the company in order to capture the future, but we had to do this while leveraging and enhancing the lifeblood of Hanger—the capability of our practitioners to build a "Bridge to Our Patients", thousands of times a day in a clinically excellent manner."

in identifying the components that will perform in the best clinical manner to meet the job specifications. In our outsourcing and in our "Best Value" materials program, we built "Bridges to our Suppliers" by forming preferred vendor relationships with the providers of these services and components.

Satisfying our patients' needs demands that we utilize our scale and national footprint to advance the frontier of technology in the products and clinical protocols we offer.

We use our unique position in the market to drive the development, adoption, and the reimbursement of new technology to the advantage of all of our constituents. Last year we fit patients with over 200 legs with integral, computerized knees and almost 2000 myoelectric arms. These new technologies dramatically improve the lives of our patients through enhanced functionality and independence. This "Bridge to Technology" not only improves their quality of life, but also restores their level of functionality. Hanger is determined to be second to none in this area and we will be vigorously pursuing new technology opportunities in our devices, treatments and in the daily operation of our business.

In addition to technology, we must continuously renew and upgrade the capabilities of our people. To this end, we are evaluating additional training programs for our employees so they can advance their professional careers. We have one of the greatest repositories of O&P (orthotics & prosthetics) knowledge in the world and we are redoubling our efforts in sharing these experiences through team-based programs. Further, we will be initiating a dynamic program of organizational development to ensure we have the appropriately trained and knowledgeable people in the right position when duty calls. By following this simple mandate, we will build "Bridges to our Employees".

We have added new people to our executive management team. Tom Kirk, formerly the principal from Jay Alix & Associates in charge of our re-engineering process, has joined us as our President and Chief Operating Officer. George McHenry, formerly with U.S. Vision, has joined us as Executive Vice President and Chief Financial Officer. Both bring broad experience and new skill sets. They have had, and will continue to have, a positive impact on our Company.

Last year, I told you we were dedicated to rebuilding shareholder value and to reinvigorating the business prospects for our enterprise that will endure and grow as a rewarding experience for all of our employees and shareholders. We have made substantial progress in 2001 on the financial, process, and employee fronts, but we still have more to accomplish. We will continue to reinvent ourselves! Also, in addition to enhancing organic growth, we will be selectively acquiring O&P patient care centers and evaluating some related new business growth options. On February 15, 2002, we completed a financial restructuring of a portion of our debt that will increase our cash flow, giving us the flexibility to pursue these types of selected opportunities creating a "Bridge to the Future".

As I look back over our accomplishments from the past year, I am encouraged by the ever-brightening prospects for our future. I would like to thank all of our employees for their hard work and all of our patients, associates in the health community, and investors for their confidence and support. Also, a special personal thanks to General William McCullouch who retired from our Board after serving for 10 years. Bill could always be counted on for his judgment, wisdom and counsel and we will miss him. We are pleased to welcome Eric A. Green, a partner from J. P. Morgan Partners, LLC, who joined our Board in June, and has become a valued member of our governance team.



"We use our unique position in the market to drive the development, adoption, and the reimbursement of new technology to the advantage of all of our constituents."

Sincerely,



Ivan R. Sabel
Chairman of the Board and
Chief Executive Officer



Building Bridges to Success

The year 2001 was a very good year. It has been a year of both transition and transformation.

Although there is still work to be done, major portions of the integration of the NovaCare Orthotics & Prosthetics' acquisition have been completed. And while we faced many difficult challenges related to the integration, we experienced many benefits, as well, including the opportunity to cull the best from both businesses. We were able to merge these "bests" of new talent, ideas and patient care centers into a culture centered on integrity, teamwork, shared knowledge and continuous improvement. The efforts of our people in optimizing our structures, processes, and strategy have enabled us to build bridges to all facets of our business.

Throughout 2001, Hanger reached out to the nation—to towns and cities that we serve from Waterville, Maine to Pasadena, California and from Orlando, Florida to Bellevue, Washington. We formed new, mutually beneficial relationships and renewed existing ones with patients, referral sources, employees, suppliers and the communities we serve. We sought and found the world's best technology to provide our patients with the most advanced products and services.

These relationships serve as bridges that connect us not only with the people who are key to our success, but also with the resources that we need to ensure continued success. Now, we have formed the groundwork for a comprehensive national highway of superior healthcare beyond the capabilities of any competitor.

Let's visit some of these bridges!



Hanger's Market Leaders
Front row, left to right: Dave Zwicker, Wallis Farraday, Mark Conry, Lou Zermeno, Dave Nelson, Hugh Panton, John Schulte
Middle row, left to right: Karl Fillauer, Frank Bostock, Al Teoli, Graham Hurley, Dennis Huysman, John Spaeth
Back row, left to right: Mark Helle, Jeff Lutz, Marc Kowatic, Glen Ellis, Brad Deudne



"In the midst of vast organizational transition, our core commitment remained unchanged: clinical excellence."

Bridge to Patients

In the midst of vast organizational transition, our core commitment remained unchanged: clinical excellence. Hanger practitioners saw over 8000 patients a day, providing unparalleled clinical care whether fitting them with a diabetic shoe or the latest adaptive prosthesis, all the while helping them reach their highest level of independence. At patient evaluation clinics held at our patient care centers throughout the nation, an expanded number of prosthetic patients received free, half-hour evaluations by our nationally recognized senior accredited practitioners in the Upper and the Lower Extremity Prosthetics Programs. At these one-on-one sessions, patients learned of new technological options available to them, such as the revolutionary computerized knee, the proprietary ComfortFlex™ Socket, and the latest myoelectric arms and upper extremity options.

An updated, patient-friendly casting technique for the Hanger-exclusive Charleston Bending Brace reduces the discomfort that adolescent patients with curvature of the spine often experience during casting. Unlike most orthotic systems that help correct the condition, this brace is worn only at night, which is a great advantage to image-conscious adolescents.

Hanger also sponsored numerous visits to our patient care centers by retired US Army Sergeant and double amputee Dana Bowman. Bowman's story about his return to skydiving, and a full life after a serious accident that cost him both legs, inspires and encourages hundreds of our prosthetic patients.

Bridge to Medical Community

No company can match the critical mass of advanced O&P expertise that Hanger has created. We leveraged this key competitive advantage through an aggressive effort to reach out and share our expertise in clinical forums of educational presentations, seminars and in-services for local referral sources, including physicians, surgeons, physical therapists, occupational therapists, nurses and case managers. These healthcare professionals, who sought to expand and update their knowledge of the O&P profession, chose from a variety of timely educational topics available, often with continuing education credits.

Locally, practitioners had an extended opportunity to grow as educators with the assistance of pre-packaged presentations on many subjects in prosthetics and orthotics, such as National Clinical Managed Care, Leadership and Learning in Prosthetics and Orthotics and Osteoarthritis and Knee Orthoses. Complete with custom videos and CD ROMs, these presentations enabled busy Hanger practitioners to build working relationships with referral sources by providing dynamic professional information. Offered on a flexible basis, the presentations took place at our patient care centers, community centers, physician offices and hospitals.

In addition to offering our referral sources the latest in orthotic and prosthetic education, Hanger continued to provide quality patient care throughout the nation, done in a timely manner for the patient while offering enhanced communication of treatment and patient satisfaction back to the referral source.

Bridge to Employees

Hanger moved with bold strides to expand the participation of employees, our most valuable asset, in major decisions affecting the Company. Ad hoc employee teams representing geographically diverse areas throughout Hanger lent enthusiasm and creativity to their work on vital Company issues. Employees from the field were part of teams convened for specific re-engineering tasks. This deployment of employee talent, insights and recommendations resulted in numerous innovative contributions and solutions.

We redesigned the managerial structure by creating and promoting internal candidates to a new position, Market Leader. This hands-on approach to management enables the local patient care center immediate access to each Market Leader. They serve employees, as needed, in an assigned geographic area as counselor, mentor and leader; working together to improve operational efficiency and ensuring excellent patient care.

A renewed focus on internal communications led to the introduction of an employee Intranet to share vital administrative information and best practices. The new Hanger Excellence Awards recognize outstanding employee contributions to the Company each year. Also, many more mechanisms for performance enhancement and recognition were established motivating employees to progress in their careers while sharing in the financial success of the Company.

Bridge to Technology

By being the major provider of a revolutionary computerized knee, Hanger once again demonstrated its longtime commitment to providing patients with the most advanced, comfortable products and services that technology can devise. The microprocessor-controlled, hydraulic prosthetic knee joint lets above-knee amputees walk with free, fluid movement. Through an aggressive and innovative marketing and education program, Hanger fitted over 200 of these new prostheses in 2001, substantially more than any other company in the world. Hanger's approach to making this technology available was comprehensive; based on identifying the need, evaluating functionality and qualifying the wearer to obtain reimbursement for the technology.

Hanger has also combined the advantages in mobility offered by new knee and feet options with the updated, exclusive ComfortFlex™ Socket. The "smart plastics" of this socket, which "remember" the shape of the wearer's residual limb, together with the device's contoured design, allow a more intimate fit along with improved control and stability. Hanger's Complete ComfortFlex™ Socket System offers the most comfortable, stable prosthetic system available today for the above-knee amputee.

In Hanger's Upper Extremity Prosthetics Program, dedicated to the special needs of upper-limb deficient amputees, a major advance came in the use of microprocessor controlled devices in elbow, hand and wrist systems that allowed the practitioners to program user settings to fine tune functions and optimize performance.



Over 100 suppliers and 700 Hanger associates attended the 2001 Hanger Education Fair.

Bridge to Suppliers

Many studies support Hanger's conviction that high-quality patient care has a direct relationship to the strategic selection of materials suppliers. We aggressively consolidated a huge roster of vendors into a manageable number of suppliers. Now, Hanger has become a powerful buying organization. And with a larger share of our business, our preferred suppliers are helping us provide the highest quality products at the lowest possible cost.

Our vendors benefit from their relationships with Hanger in other ways as well. They are invited to join in specialized teams with our most experienced practitioners to develop new products. Many also take part in co-marketing agreements. Also each year, we invite them to sponsor exhibits at the annual Hanger Education Fair where they may meet and cultivate relationships with our practitioners.



"With the introduction of the... computerized knee, Hanger once again demonstrated its longtime commitment to providing patients with the most advanced products and services..."



An x-ray of Hanger patient, Greg Reynolds' right arm wearing a myoelectric prosthesis. He is a below-elbow amputee.



"More so than any other patient group, athletes with disabilities challenge our practitioners to think innovatively."

Bridge to Community

Hanger demonstrated its longstanding support of local and national sports events for athletes with disabilities that require prosthetic and orthotic interventions. Hanger patients competed in a wide range of local and national sporting events in 2001 including the Ken Venturi Golf Tournament, the International Challenge Games of Disabled Sports USA, and the National Sports Festival. And in an extraordinary show of athletic skill and personal courage, below-knee, double-amputee patient Ed Hommer of Duluth, Minnesota, attempted to scale the summit of Mount Everest in October!

Our support as a national sponsor of the Amputee Coalition of America has helped fund their efforts to educate amputees and the general public on the unique facets of amputation as well as preventive care. We also support the American Diabetes Foundation, as Diabetes is a leading cause of amputation in the US. Hanger also contributed funds and materials to many locally-held events from sponsoring amputee runners in the New York City Marathon to the Susan B. Komen Foundation's Race for the Cure.

Hanger's outreach to the community continued with school screenings for scoliosis and assistance to local amputee support groups.

More so than any other patient group, athletes with disabilities challenge our practitioners to think innovatively. Whether they need a prosthetic component that enables them to swing a golf club more efficiently or a brace that will hold up to the rigors of a game of ice hockey, athlete patients continually stimulate Hanger to advance current orthotic and prosthetic technology to satisfy the needs of this demanding segment.

Southern Prosthetic Supply, Inc.

Efficient Delivery of Materials Helps Deliver Quality Patient Care

An efficient, service-oriented supply chain for orthotic and prosthetic materials plays a key role in Hanger's delivery of excellent patient care. Southern Prosthetic Supply, Inc., (SPS), a subsidiary of Hanger, is the primary distributor of materials to nearly 600 HPO* patient care centers and to an additional 1,400 independent orthotic and prosthetic offices nationwide. SPS works to ensure that the highest quality products arrive promptly at their destinations at the lowest possible cost. To meet this responsibility, the company continually reevaluates operating procedures and carefully monitors best practices.

In 2001, SPS made extensive structural changes. These changes resulted in significant cost savings while maintaining one to two-day delivery to 98 percent of customers. Besides consolidating the number of distribution centers from six to three, SPS also focused on maintaining high customer satisfaction by redesigning facilities, processing procedures and the customer service function. Also aided by a comprehensive operational analysis by UPS, its primary transportation partner, SPS was able to substantially reduce their freight costs. In spite of this yearlong restructuring effort, SPS also managed to increase its total revenue by three percent.



*Hanger Prosthetics & Orthotics

Company Profile



Executive team (clockwise from front right) Ivan Sabel, Hanger Orthopedic Group Chairman of the Board & CEO; Tom Kirk, Hanger Orthopedic Group President & COO; Rick Taylor Hanger Prosthetics & Orthotics President and COO; Ron May Southern Prosthetic Supply, Inc. President and COO; George McHenry Hanger Orthopedic Group, Inc. CFO

Headquartered in Bethesda, Maryland, Hanger Orthopedic Group, Inc. is the oldest and largest corporation in the orthotics and prosthetics industry in the United States. We are the market leader, owning and operating nearly 600 patient care centers with almost 900 practitioners in 44 states.

Orthotics is the custom design, fabrication and fitting of braces and supports for treatment of musculoskeletal conditions resulting from illness, injury or congenital anomalies. Prosthetics is the custom design, fabrication and fitting of artificial limbs required by those who have suffered the loss of a limb at birth, from vascular disease, diabetes, cancer or trauma. Other services and products offered are post-mastectomy care and diabetic foot ware.

Hanger's revenues are generated from two operating segments: Patient Care that consists of nationwide orthotic and prosthetic practices; and Distribution that consists of distribution centers delivering orthotic and prosthetic componentry to Hanger and third-party patient care centers. In addition, Hanger operates OPNET, which is the only orthotics and prosthetics managed care network in the country.


26
36
27
38
28
48
64
25
States with 25 or more Hanger Patient Care Practicies
States with less than 25 Hanger Patient Care Practicies

Financial Results

SELECTED FINANCIAL DATA

(In thousands, except per share data)

Years Ended December 31,	1997	1998	1999	2000	2001
Statement of Operations Data:					
Net sales	$ 145,598	$ 187,870	$ 346,826	$ 486,031	$ 508,053
Gross profit	72,065	94,967	177,750	234,663	267,185
Selling, general and administrative	49,285	63,827	113,995	177,392	182,972
Depreciation and amortization	2,871	3,294	6,538	11,178	12,488
Amortization of excess cost over net assets acquired	1,810	2,488	7,520	12,150	12,198
Unusual charges(1)	---	---	6,340	2,364	24,438
Income from operations	18,099	25,358	43,357	31,579	35,089
Interest expense, net	(4,933)	(1,902)	(22,177)	(47,072)	(43,065)
Income (loss) before taxes, extraordinary item	13,166	23,456	21,180	(15,493)	(7,976)
Provision (benefit) for income taxes	5,526	9,616	10,194	(1,497)	907
Income (loss) before extraordinary item	7,640	13,840	10,986	(13,996)	(8,883)
Extraordinary loss on early extinguishment of debt	(2,694)	---	---	---	---
Net income (loss)	$ 4,946	$ 13,840	$ 10,986	$ (13,996)	$ (8,883)
Net income (loss) applicable to common stock	$ 7,614	$ 13,818	$ 8,831	$ (18,534)	$ (13,741)
Basic Per Common Share Data:					
Income (loss) before extraordinary item	$ 0.65	$ 0.82	$ 0.47	$ (0.98)	$ (0.73)
Extraordinary loss on early extinguishment of debt	(0.23)	---	---	---	---
Net income (loss)	$ 0.42	$ 0.82	$ 0.47	$ (0.98)	$ (0.73)
Shares used to compute basic per common share amounts	11,793	16,813	18,855	18,910	18,920
Diluted Per Common Share Data(2):					
Income (loss) before extraordinary item	$ 0.58	$ 0.75	$ 0.44	$ (0.98)	$ (0.73)
Extraordinary loss on early extinguishment of debt	(0.21)	---	---	---	---
Net income (loss)	$ 0.37	$ 0.75	$ 0.44	$ (0.98)	$ (0.73)
Shares used to compute diluted per common share amounts	13,138	18,516	20,005	18,910	18,920

(1) The 1999 and 2000 results include integration and restructuring costs of $6.3 million and $2.4 million, respectively, incurred in connection with the purchase of NovaCare O&P. The 2001 results include impairment, restructuring, and improvement costs of $24.4 million, comprised of: (i) a non-cash charge of approximately $4.8 million related to stock compensation to Jay Alix & Associates for services rendered; (ii) restructuring charges of $3.7 million recorded in the second quarter of 2001 principally related to severance and lease termination expenses; (iii) an asset impairment loss of approximately $8.1 million incurred in connection with the October 9, 2001 sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc.; and (iv) approximately $7.8 million of other charges primarily comprised of fees paid to Jay Alix & Associates in connection with development of the Company's performance improvement plan.

(2) Excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock into Common Stock as it is considered anti-dilutive. For 2000 and 2001, excludes the effect of all dilutive options and warrants as a result of the Company's net loss for the years ended December 31, 2000 and 2001.

Balance Sheet Data

December 31,	1997	1998	1999	2000	2001
Cash and cash equivalents	$ 6,557	$ 9,683	$ 5,735	$ 20,669	$ 10,043
Working capital	39,031	49,678	118,428	133,690	109,216
Total assets	157,983	205,948	750,081	761,818	699,907
Long-term debt	23,237	11,154	426,211	422,838	367,315
Redeemable convertible preferred stock	---	---	61,343	65,881	70,739
Shareholders' equity	$ 106,320	$ 162,553	$ 172,914	$ 154,380	$ 145,674

2000 - Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Net Sales	$ 114,868	$ 125,872	$ 125,252	$ 120,039
Gross Profit	57,684	65,562	64,430	46,987
Net Income (Loss)(2)	(279)	2,407	1,596	(17,720)
Diluted per Common Share Data Net Income (Loss)(1)	$ (0.07)	$ 0.06	$ 0.02	$ (0.99)

2001 - Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Net Sales	$ 120,573	$ 129,187	$ 129,605	$ 128,688
Gross Profit	57,599	65,753	67,999	75,834
Net Income (Loss)(2)	132	(4,741)	(17)	(4,257)
Diluted per Common Share Data Net Income (Loss)(1)	$ (0.06)	$ (0.31)	$ (0.07)	$ (0.29)

(1) Excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock into Common Stock as it is considered anti-dilutive. For 2000 and 2001, excludes the effect of all dilutive options and warrants as a result of the Company's net loss for the years ended December 31, 2000 and 2001.

(2) During the fourth quarter of 2000 and 2001, the Company recorded a charge of approximately $9.6 million and a credit of approximately $4.2 million, respectively, related to the book to physical adjustment of inventory. In addition, during the fourth quarter of 2000, the Company recorded charges of approximately $9.0 million related to an increase in the allowance for doubtful accounts. Management considers these charges to be changes in estimates in accordance with the provisions of Accounting Principles Board Opinion No. 20.

Other Financial Data

Year Ended December 31,	1997	1998	1999	2000	2001
Capital expenditures	$ 2,581	$ 2,859	$ 12,598	$ 9,845	$ 6,697
Gross margin	49.5%	50.5%	51.3%	48.3%	52.6%
Net cash provided by (used in):					
Operating activities	$ 8,112	$ 18,531	$ (224)	$ 3,607	$ 51,166
Investing activities	$ (18,726)	$ (33,650)	$ (444,995)	$ 4,624	$ 1,105
Financing activities	$ 10,599	$ 18,245	$ 441,271	$ 6,703	$ (62,897)
EBITDA(1)	$ 22,780	$ 31,140	$ 63,755	$ 57,271	$ 84,213
EBITDA margin(1)	15.6%	16.6%	18.4%	11.8%	16.6%

(1) "EBITDA" is not a measure of performance under GAAP. EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization, and unusual charges consisting of impairment loss on assets held for sale, and integration, impairment, restructuring, and performance improvement costs. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA is customarily used by financial and credit analysts as a criteria in evaluating healthcare companies. Moreover, substantially all of our financing arrangements contain covenants in which EBITDA is used as a measure of financial performance. Our definition of EBITDA may not be comparable to the definition of EBITDA used by other companies. EBITDA margin is defined as EBITDA as a percent of net sales. The following table reconciles net income (loss) to EBITDA:

Year Ended December 31,	1997	1998	1999	2000	2001
Net income (loss)	$ 4,946	$ 13,840	$ 10,986	$ (13,996)	$ (8,883)
Extraordinary loss on early extinguishment of debt	2,694	---	---	---	---
Provision (benefit) for income taxes	5,526	9,616	10,194	(1,497)	907
Interest expense, net	4,933	1,902	22,177	47,072	43,065
Unusual charges	---	---	6,340	2,364	24,438
Depreciation and amortization	2,871	3,294	6,538	11,178	12,488
Amortization of excess costs over net assets acquired	1,810	2,488	7,520	12,150	12,198
EBITDA	$ 22,780	$ 31,140	$ 63,755	$ 57,271	$ 84,213

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following is a discussion of our results of operations and financial position for the periods described below. This discussion should be read in conjunction with the consolidated financial statements included in this report. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider reasonable. Our actual results may differ materially from those indicated forward looking statements.

We are the largest operator and developer of orthotic and prosthetic ("O&P") patient-care centers in the United States. Orthotics is the design, fabrication, fitting and device maintenance of custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to treat musculoskeletal disorders. Musculoskeletal disorders are ailments of the back, extremities or joints caused by traumatic injuries, chronic conditions, diseases, congenital disorders or injuries resulting from sports or other activities. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs for patients who have lost limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. We have two segments, the O&P patient-care services segment, which generated approximately 93.3% of our sales in 2001, and the distribution of O&P components segment, which accounted for 5.8% of our sales. The manufacture of finished O&P products segment, which was sold on October 9, 2001, accounted for the remaining 0.9% of our sales. Our operations are located in 44 states and the District of Columbia, with a substantial presence in California, Florida, Georgia, Illinois, New York, Ohio, Pennsylvania and Texas.

We generate net sales primarily from patient-care services related to the fabrication, fitting and maintenance of O&P devices. During 2001, we increased same-center sales by 6.8% over 2000. Our sales growth in 2000 was also principally driven by 6.0% same-center sales growth in our existing practices. Prior to calendar 2000, our growth in net sales resulted primarily from an aggressive program of acquiring and developing O&P patient-care centers and secondarily from same-center sales. Similarly, growth in our O&P distribution business was attributable primarily to acquisitions. At December 31, 2001, we operated 597 patient-care centers and three distribution facilities, down from 620 and six, respectively, as of December 31, 2000, due to reductions relating to our performance improvement initiatives in 2001.

We calculate cost of goods sold in accordance with the gross profit method. We base the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold. Estimated cost of goods sold is adjusted when the annual physical inventory is taken and compiled, generally in the fourth quarter, and a new accrual rate is established.

Our revenues and results of operations are affected by seasonal considerations. The adverse weather conditions often experienced in certain geographical areas of the United States during the first quarter of each year, together with a greater degree of patients' sole responsibility for their insurance deductible payment obligations during the beginning of each calendar year, have contributed to lower net sales during that quarter. Our fourth quarter is also adversely affected by weather and a significant number of holidays, the impact of which is somewhat offset by patients' desire to claim remaining insurance balances.

We believe that the expansion of our business through a combination of continued same-center sales growth, which has averaged 7.9% over the last five years, the addition of new facilities and a program of selective acquisitions is critical to the continued improvement in our profitability.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain items of our statements of operations as a percentage of our net sales:

	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	48.7	51.7	47.4
Gross profit	51.3	48.3	52.6
Selling, general and administrative	32.9	36.5	36.0
Depreciation and amortization	1.9	2.3	2.5
Amortization of excess cost over net assets acquired	2.2	2.5	2.4
Unusual charges	1.8	0.5	4.8
Income from operations	12.5	6.5	6.9
Interest expense, net	(6.4)	(9.7)	(8.5)
Income (loss) before taxes	6.1	(3.2)	(1.6)
Provision (benefit) for income taxes	2.9	(0.3)	0.1
Net income (loss)	3.2	(2.9)	(1.7)
Net income (loss) applicable to common stock	2.5	(3.8)	(2.7)

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2000

Net Sales. Net sales for the year ended December 31, 2001 reached $508.1 million, an increase of $22.1 million or 4.5%, over the prior year's net sales of $486.0 million. The increase in net sales was primarily due to a 6.8% increase in same center sales in the Company's O&P practices offset by a reduction in net sales due to the sale of Seattle Orthopedic Group, Inc.

Gross Profit. Gross profit for the year ended December 31, 2001 improved by $32.5 million, or 4.3 percentage points as a percentage of sales, to $267.2 million, or 52.6% of net sales, compared to $234.7 million, or 48.3% of net sales, in the prior year. The gross margin was favorably impacted by the increase in net sales along with a reduction in the costs of materials and labor resulting from the impact of various performance improvement initiatives implemented during 2001.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2001 were $183.0 million, an increase of $5.6 million, or 3.2%, compared to $177.4 million for the year ended December 31, 2000. The increase in selling, general and administrative expenses in dollars was primarily the result of an increase of $14.0 million in performance based bonus program costs and an increase in legal fees of $1.2 million offset by (i) a decrease of $6.8 million in labor expense, (ii) a decrease of $1.7 million in bad debt expense, and (iii) a reduction in travel expenses of $1.1 million. Selling, general and administrative expenses as a percentage of net sales decreased to 36.0% for the year ended December 31, 2001, as compared to 36.5% for the year ended December 31, 2000. The decrease in selling, general and administrative expenses as a percentage of sales was primarily the result of the aforementioned increase in net sales.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2001 amounted to $12.5 million, a 11.6% increase in such costs over the prior year ended December 31, 2000. The increase is attributable to the Company's purchases of fixed assets. Amortization of goodwill for the year ended December 31, 2001 increased by 0.4% to $12.2 million, compared to the year ended December 31, 2000. As discussed below under "New Accounting Standards", we will discontinue amortization related to goodwill and other indefinite lived intangible assets commencing January 1, 2002 pursuant to recently issued Statement of Financial Accounting Standards No. 142.

Unusual Charges. Unusual charges for the year ended December 31, 2001 amounted to $24.4 million, which consisted of the following one-time costs: (i) a non-cash charge of $4.8 million related to stock compensation to Jay Alix & Associates for services rendered; (ii) restructuring charges of $3.7 million recorded in the second quarter of 2001 principally related to severance and lease termination expenses; (iii) an $8.1 million loss on the disposal of substantially all the manufacturing assets of SOGI; and (iv) $7.8 million in other charges primarily related to fees paid to Jay Alix & Associates in connection with development of the Company's performance improvement plan. During the year ended December 31, 2000, we recognized $1.7 million of integration costs in connection with the acquisition of NovaCare O&P and $0.7 million of restructuring costs. Additional information relating to these costs is set forth below under "Unusual Charges".

Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 2001 was $35.1 million, an increase of $3.5 million, or 11.1%, from the year ended December 31, 2000. Income from operations as a percentage of net sales increased to 6.9% in the year ended December 31, 2001 from 6.5% in the year ended December 31, 2000.

Interest Expense, Net. Net interest expense for the year ended December 31, 2001 was $43.1 million, a decrease of $4.0 million from $47.1 million incurred in the year ended December 31, 2000. Interest expense as a percentage of net sales decreased to 8.5% for the year ended December 31, 2001 from 9.7% for the year ended December 31, 2000. The decrease in interest expense as a percentage of net sales was primarily attributable to the net sales increase, a decrease of $26.9 million in average borrowings and a reduction in LIBOR.

Income Taxes. The provision for income taxes for the year ended December 31, 2001 was $0.9 million compared to a benefit from income taxes of $1.5 million for the year ended December 31, 2000. We recorded a provision for income taxes in 2001 due to the impact of nondeductible amortization on low levels of pre-tax loss.

Net Loss. As a result of the above, we recorded a net loss of $8.9 million for the year ended December 31, 2001, compared to a net loss of $14.0 million in the prior year, an improvement of $5.1 million. We recorded a net loss applicable to common stock of $13.7 million, or $0.73 per dilutive common share, for the year ended December 31, 2001, compared to net loss applicable to common stock of $18.5 million, or $0.98 per dilutive common share, for the year ended December 31, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1999

Net Sales. Net sales for the year ended December 31, 2000, were $486.0 million, an increase of $139.2 million, or 40.1%, over net sales of $346.8 million for the year ended December 31, 1999. The increase was principally attributable to the acquisition of NovaCare O&P on July 1, 1999.

Gross Profit. Gross profit in the year ended December 31, 2000 was $234.7 million, an increase of $56.9 million, or 32.0%, from gross profit of $177.8 million for the year ended December 31, 1999. Gross profit as a percentage of net sales decreased to 48.3% in 2000 from 51.3% in 1999. This decrease in the gross profit margin was primarily attributable to higher materials costs and changes in product mix.

Selling, General and Administrative. Selling, general and administrative expenses in the year ended December 31, 2000 increased by $63.4 million, or 55.6%, compared to the year ended December 31, 1999. Selling, general and administrative expenses as a percentage of net sales increased to 36.5% in 2000 as compared to 32.9% in 1999. The increase in selling, general and administrative expenses was primarily due to the NovaCare O&P acquisition on July 1, 1999 and primarily occurred in payroll, rent and bad debt expenses.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2000 amounted to $11.2 million, a 72.3% increase over the prior year. Amortization of excess cost over net assets acquired amounted to $12.2 million in 2000, a 62.7% increase over 1999. Both increases were primarily attributable to our acquisition of NovaCare O&P on July 1, 1999, which impacted the full year 2000 and only the latter half of 1999.

Unusual Charges. During the year ended December 31, 2000, we recognized $2.4 million of integration and restructuring costs in connection with our acquisition on July 1, 1999 of NovaCare O&P, a substantial decrease from $6.3 million of integration and restructuring costs recognized in the prior year. Additional information relating to these costs is set forth below under "Unusual Charges".

Income from Operations. Principally as a result of the above, income from operations in 2000 was $31.6 million, a decrease of $11.8 million, or 27.2%, from the prior year. Income from operations as a percentage of net sales decreased to 6.5% in 2000 from 12.5% for the prior year.

Interest Expense, Net. Net interest expense for the year ended December 31, 2000 was $47.1 million, an increase of $24.9 million over $22.2 million incurred in 1999. Interest expense as a percentage of net sales in 2000 increased to 9.7% from 6.4% for 1999. The increase in interest expense was primarily attributable to $255.0 million borrowed under our existing credit facility and $150.0 million in senior subordinated notes issued to acquire NovaCare O&P, as well as an increase in variable borrowing rates.

Income Taxes. As a result of the loss, the Company recorded a benefit from income taxes for the year ended December 31, 2000 of $1.5 million compared to a provision for income taxes of $10.2 million for the year ended December 31, 1999.

Net Loss. As a result of the above, we recorded a net loss of $14.0 million for the year ended December 31, 2000, compared to net income of $11.0 million in the prior year. We recorded a net loss applicable to common stock of $18.5 million, or $0.98 per dilutive common share, for the year ended December 31, 2000, compared to net income applicable to common stock of $8.8 million, or $0.44 per dilutive common share, for the year ended December 31, 1999.

UNUSUAL CHARGES

Restructuring and Integration Costs

In connection with the acquisition of NovaCare O&P on July 1, 1999, we implemented a restructuring plan. The 1999 plan contemplated lease termination and severance costs associated with the closure of certain patient-care centers and corporate functions made redundant after the NovaCare O&P acquisition. The costs associated with the former NovaCare O&P centers were recorded in connection with the purchase price allocation of that acquisition on July 1, 1999. The costs associated with our existing patient-care centers were charged to operations during the third quarter of 1999. As of December 31, 2000, the planned reduction in work force had been completed and we closed all patient-care centers that were identified for closure in 1999. Lease payments on these closed patient-care centers are expected to be paid through 2003. During the year ended December 31, 2001, management reversed $0.8 million of the lease termination restructuring reserve as a result of favorable lease buyouts and subleasing activity. In December 2000, our management and the Board of Directors determined that additional performance improvement initiatives needed to be adopted. In December 2000, we retained Jay Alix & Associates to do an assessment of the opportunities available for improved financial and operating performance. The first phase of their plan called for the termination of 234 employees, for which we recorded $0.7 million in severance costs during 2000.

We then began, in January 2001, to develop, with the assistance of Jay Alix & Associates, a comprehensive performance improvement program consisting of 14 performance improvement initiatives aimed at improving cash collections, reducing working capital requirements and improving operating performance. In connection with the implementation of these initiatives, we recorded in the second quarter of 2001 $3.7 million in restructuring and asset impairment costs ($4.5 million expense offset by the above-mentioned approximate $0.8 million benefit). These initiatives call for the closure of 37 additional patient-care centers and the termination of 135 additional employees. In the fourth quarter of 2001, the lease restructuring component of the plan was amended as seven additional properties, which were originally contemplated but not finalized, were added to the list of restructured facilities. As of December 31, 2001, all properties, except the seven in the amendment, had been vacated and substantially all of the employees had been terminated. All payments under the severance initiative are expected to be made during the first quarter of 2002. All properties in the lease initiative are expected to be vacated by the end of the second quarter of 2002. All payments under these initiatives for lease and severance costs are expected to be paid by December 31, 2004.

Performance Improvement Costs

In 2001, the Company paid or accrued $7.8 million in fees and costs associated with the various performance improvement initiatives. Included in that total, in connection with their contract, Jay Alix & Associates was paid $6.3 million, comprised of $5.2 million based on that firm's hourly rates and $1.1 million in success fees. The Company also recorded a $4.8 million non-cash charge related to stock compensation paid for that firm's services.

Impairment Loss on Assets Held for Sale

In connection with the analysis of our continuing business, we determined that the manufacture of orthotic and prosthetic components and devices was not one of our core businesses as it represented only 0.9% of our net sales for the year ended December 31, 2001 and 1.7% for the year ended December 31, 2000. In July 2001, we agreed to the general terms of a sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc. to United States Manufacturing Company for $20.0 million. The sale resulted in our recording, in the second quarter of 2001, an asset impairment loss of $8.1 million, as the net book value of the assets was $26.2 million, while net proceeds from the sale of the assets were $18.1 million.

PERFORMANCE IMPROVEMENT PLAN

In January 2001, we developed, with the assistance of our consultant, Jay Alix & Associates, a performance improvement plan which contained many initiatives that were designed to effect further cost savings through improved utilization and efficiency of support services, enhanced purchasing and inventory management, improved collection methods and consolidation of distribution services. In addition, we sought to enhance net sales through improved marketing and branding initiatives and more efficient billing procedures.

During 2001, we accomplished the following under our performance improvement plan:

- improved our cash flow by accelerating the collection of our accounts receivable;
- reduced our inventory carrying levels and improved the rate at which we turn our inventory levels through more centralized inventory management;
- consolidated our distribution facilities from six to three, thereby reducing our materials handling, lease and freight expenses and staffing levels;
- reduced our overhead expense by eliminating and consolidating corporate expenses;
- increased the use of our shared fabrication facilities and decreased the use of more expensive third parties to fabricate products for us;
- instituted our *Best Value* program, in which our practitioners are given the information to select the most appropriate and cost-effective materials, component parts and finished products, which, in conjunction with our negotiation of discounts from our preferred vendors, reduced our costs of materials, component parts and finished products;
- developed a plan to transition to a common systems platform for billing, collections and application of cash in our patient-care centers; and
- developed a new marketing and sales organization plan for 2002, designed to initiate programs to continue to enhance our net sales.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our working capital at December 31, 2001 was approximately $109.2 million compared to $133.7 million at December 31, 2000. Our cash and cash equivalents amounted to $10.0 million at December 31, 2001 and $20.7 million at December 31, 2000. The ratio of current assets to current liabilities was 2.3 to 1 at December 31, 2001, compared to 2.5 to 1 at December 31, 2000.

Net cash provided by operating activities in the year ended December 31, 2001 increased to $51.2 million, from $3.6 million in the year ended December 31, 2000. The $47.6 million improvement resulted from improvements in operations and working capital management resulting from our performance improvement initiatives.

Net cash provided by investing activities was $1.1 million for the year ended December 31, 2001. The funds were generated primarily from the $15.1 million from the sale of substantially all of the manufacturing related assets of Seattle Orthopedic Group, Inc. Of these funds, the company used $6.7 million to purchase fixed assets and $8.3 million for the payment of contingent purchase price called for by earnout agreements from prior acquisitions of patient-care practices.

Net cash used in financing activities was $62.9 million for the year ended December 31, 2001, resulting from: (i) scheduled principal payments of our existing long-term debt of $38.2 million, (ii) a paydown of $9.9 million of our revolving line of credit, and (iii) repayment of existing long-term debt of $13.9 million from the proceeds of the sale of the manufacturing assets.

On February 15, 2002, we issued $200.0 million aggregate principal amount of 10 3/8% Senior Notes due 2009 ("Senior Notes") in a private placement exempt from registration under the Securities Act of 1933, as amended. We also closed, concurrent with the Senior Notes, a new $75.0 million senior secured revolving line of credit ("New Revolving Credit Facility"). The proceeds from these transactions were used to retire the existing revolving line of credit, Tranche A & B term loans, and for fees related to the transaction.

The Senior Notes mature on February 15, 2009 and do not require any prepayments of principal prior to maturity. Interest on the Senior Notes accrues from February 15, 2002, and is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 2002. Payment of principal and interest on the Senior Notes is guaranteed on a senior unsecured basis by all of our current and future domestic subsidiaries. On and after February 15, 2006, we may redeem all or part of the Senior Notes at 105.188% of principal amount during the 12 month period commencing on February 15, 2006, at 102.594% of principal amount if redeemed during the 12-month period commencing on February 15, 2007, and at 100% of principal amount if redeemed on or after February 15, 2008. Before February 15, 2005, we may redeem up to 35% of the aggregate principal amount of the Senior Notes with the cash proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of Senior Notes remains outstanding after the redemption. Upon the occurrence of certain specified change of control events, unless we have exercised our option to redeem all the Senior Notes as described above, each holder of a Senior Note will have the right to require us to repurchase all or a portion of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The Senior Notes were issued under an indenture, dated as of February 15, 2002, with Wilmington Trust Company, as trustee. The indenture limits our ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets.

The New Revolving Credit Facility, which was provided by a syndicate of banks and other financial institutions led by BNP Paribas, is a senior secured revolving credit facility providing for loans of up to $75.0 million and will terminate on February 15, 2007. Borrowings under the New Revolving Credit Facility will bear interest, at our option, at an annual rate equal to LIBOR plus 3.50% or the Base Rate (as defined in the New Revolving Credit Facility) plus 2.50% in each case, subject to adjustments based on financial performance. Our obligations under the New Revolving Credit Facility are guaranteed by our subsidiaries and are secured by a first priority perfected security interest in our subsidiaries' shares, all of our assets and all of the assets of our subsidiaries. Borrowings under the New Revolving Credit Facility are prepayable at any time without premium or penalty. The New Revolving Credit Facility requires compliance with various financial covenants, including a minimum consolidated interest coverage ratio, minimum consolidated EBITDA, a maximum total leverage ratio, a maximum senior secured leverage ratio and a minimum fixed charge coverage ratio, as well as other covenants.

The New Revolving Credit Facility contains customary events of default and is subject to various mandatory prepayments and commitment reductions.

We believe that, based on current levels of operations and anticipated growth, cash generated from operations, together with other available sources of liquidity, including borrowings available under the New Revolving Credit Facility, will be sufficient for the foreseeable future to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on the Senior Notes and obligations under the New Revolving Credit Facility. In addition, we continually evaluate potential acquisitions and expect to fund such acquisitions from our available sources of liquidity, as discussed above.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth the contractual obligations and commercial commitments of the Company as of December 31, 2001:

Payments Due by Period (000s)	Total	2002	2003	2004	2005	2006	Thereafter
Long-term debt	397,827	30,512	24,066	95,494	38,968	57,825	150,962
Redeemable preferred stock	128,726	---	---	---	---	---	128,726
Operating leases	72,546	20,176	16,826	12,928	9,160	5,628	7,828
Unconditional purchase commitments	42,900	7,500	8,500	9,500	8,700	8,700	---
Other long-term obligations	8,893	5,487	2,160	534	186	154	372
Total contractual cash obligations	$ 650,892	$ 63,675	$ 51,552	$ 118,456	$ 57,014	$ 72,307	$ 287,888

The following table sets forth the pro forma contractual obligations and commercial commitments of the Company as of December 31, 2001 to reflect the effect of the issuance of new Senior Notes and the new Revolving Credit Facility that closed on February 15, 2002:

Payments Due by Period (000s)	Total	2002	2003	2004	2005	2006	Thereafter
Long-term debt	397,827	11,313	4,867	1,496	571	230	379,350
Redeemable preferred stock	128,726	---	---	---	---	---	128,726
Operating leases	72,546	20,176	16,826	12,928	9,160	5,628	7,828
Unconditional purchase commitments	42,900	7,500	8,500	9,500	8,700	8,700	---
Other long-term obligations	8,893	5,487	2,160	534	186	154	372
Total contractual cash obligations	$ 650,892	$ 44,476	$ 32,353	$ 24,458	$ 18,617	$ 14,712	$ 516,276

SELECTED OPERATING DATA

The following table sets forth selected operating data as of the end of the years indicated:

	1997	1998	1999	2000	2001
Patient care centers	213	256	617	620	597
Certified practitioners	249	321	962	888	867
Number of states (including D.C.)	30	31	42	45	45
Same-center net sales growth(1)	11.7%	11.1%	4.1%	6.0%	6.8%

(1) Net sales contributed by those patient-care centers that we owned and operated during the entire year as well as the entire prior year.

MARKET RISK

We are exposed to the market risk that is associated with changes in interest rates. To manage that risk, in March 2002, we entered into interest rate swaps to modify our exposure to interest rate movements and reduce borrowing costs. We entered into $100.0 million fixed-to-floating interest rate swaps, consisting of floating rate instruments benchmarked to LIBOR. We are exposed to potential losses in the event of nonperformance by the counterparties to the swap agreements.

CRITICAL ACCOUNTING ESTIMATES

The Company's analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. U.S. GAAP provides the framework from which to make these estimates, assumptions and disclosures. The Company chooses accounting policies within U.S. GAAP that management believes are appropriate to accurately and fairly report the Company's operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. The Company's accounting policies are stated in Note B to the consolidated financial statements as presented elsewhere in this Annual Report. The Company believes the following accounting policies are critical to understanding the results of operations and affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition: Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient. Revenues on the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice. Deferred revenue represents deposits made prior to the final fitting and acceptance by the patient and unearned service contract revenue. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual adjustments and discounts. Management regularly assesses the recoverability of the related amounts of receivable from the vendors that participate in the related cooperative advertising programs.

Inventories: Inventories, which consist principally of purchased parts and work in process, are stated at the lower of cost or market using the first-in, first-out (FIFO) method. The Company calculates cost of goods sold in accordance with the gross profit method. The Company bases the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods. Estimated cost of goods sold during the period is adjusted when the annual physical inventory is taken. Management adjusts its reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items are in excess of its market price.

Intangible Assets: Excess cost over net assets acquired represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses and is amortized using the straight-line method over 40 years. Non-compete agreements are recorded based on agreements entered into by the Company and are amortized over their estimated useful lives ranging from 5 to 7 years using the straight-line method. The remainder of the intangible assets are recorded at cost and are amortized over their estimated useful lives of up to 16 years using the straight-line method. Whenever the facts and circumstances indicate that the carrying amounts of these intangibles may not be recoverable, management reviews and assesses the future cash flows expected to be generated from the related intangible for possible impairment. Impairment is recognized by a charge to operating results and a reduction in the carrying value of the intangible asset.

NEW ACCOUNTING STANDARDS

On June 29, 2001, the FASB unanimously approved its proposed Statements of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets.

SFAS 141 supercedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations. The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain rather than being deferred and amortized. The Company did not have a material impact from the adoption of SFAS 141 on its financial statements as no acquisitions were made subsequent to June 30, 2001.

SFAS 142 supercedes APB 17, Intangible Assets. SFAS 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. SFAS 142 must be adopted at the beginning of a fiscal year. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The Company adopted SFAS 142 effective January 1, 2002. Due to the application of the nonamortization provisions of SFAS 142, annual amortization in the amount of $12.8 million will no longer be recorded. In addition, the Company will reclassify an assembled workforce intangible asset with an unamortized balance of $4.8 million (along with a deferred tax liability of $2.0 million) to goodwill at the date of adoption.

The Company will test goodwill for impairment using a two-step process prescribed in SFAS 142. The first step is to identify or screen for potential impairment, while the second step is to measure the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company is in the process of making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. The Company has not yet determined what the effect of these tests, if any, will be on the earnings and financial position of the Company.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides guidance on the accounting for the impairment or disposal of long-lived assets, and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of Segment of a Business." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assts that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Company does not expect SFAS No. 144 to have a material effect on its financial statements.

OTHER

Inflation has not had a significant effect on our operations, as increased costs to us generally have been offset by increased prices of products sold.

CONSOLIDATED BALANCE SHEETS

ASSETS

(Dollars in thousands, except share and per share amounts)

December 31,	2000	2001
Current Assets		
Cash and cash equivalents	$ 20,669	$ 10,043
Accounts receivable, less allowances for doubtful accounts of $23,005 and $17,625 in 2000 and 2001, respectively	111,210	104,040
Inventories	61,223	55,946
Prepaid expenses and other assets	4,262	3,868
Income taxes receivable	6,325	1,033
Deferred income taxes	20,038	20,957
Total current assets	223,727	195,887
Property, Plant and Equipment		
Land	4,177	4,078
Buildings	8,876	8,629
Machinery and equipment	31,393	28,675
Furniture and fixtures	9,968	9,967
Leasehold improvements	16,925	18,027
	71,339	69,376
Less accumulated depreciation and amortization	24,345	31,598
	46,994	37,778
Intangible Assets		
Excess cost over net assets acquired	490,724	477,601
Non-compete agreements	1,426	899
Patents	9,924	8,100
Assembled work force	7,000	7,000
Other intangible assets	1,165	1,125
	510,239	494,725
Less accumulated amortization	33,037	42,345
	477,202	452,380
Other Assets		
Debt issuance costs, net	12,421	10,846
Other assets	1,474	3,016
Total other assets	13,895	13,862
Total Assets	$ 761,818	$ 699,907

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

(Dollars in thousands, except share and per share amounts)

December 31,	2000	2001
Current Liabilities		
Current portion of long-term debt	$ 37,595	$ 30,512
Accounts payable	17,809	16,901
Accrued expenses	9,689	8,196
Accrued interest payable	7,559	2,017
Accrued compensation related cost	17,385	29,045
Total current liabilities	90,037	86,671
Long-term debt, less current portion	422,838	367,315
Deferred income taxes	26,026	26,495
Other liabilities	2,656	3,013
Total liabilities	541,557	483,494
7% Redeemable Convertible Preferred stock, liquidation preference $1,000 per share	65,881	70,739
Commitments and contingent liabilities (See Notes K and L)		
Shareholders' Equity		
Common stock, $.01 par value; 60,000,000 shares authorized, 18,910,002 shares and 19,057,876 shares issued and outstanding in 2000 and 2001, respectively	190	191
Additional paid-in capital	146,498	146,674
Retained earnings (accumulated deficit)	8,348	(535)
	155,036	146,330
Treasury stock, cost — (133,495 shares)	(656)	(656)
	154,380	145,674
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity	$ 761,818	$ 699,907

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share amounts)

For the Years Ended December 31,	1999	2000	2001
Net sales	$ 346,826	$ 486,031	$ 508,053
Cost of goods sold	169,076	251,368	240,868
Gross profit	177,750	234,663	267,185
Selling, general and administrative	113,995	177,392	182,972
Depreciation and amortization	6,538	11,178	12,488
Amortization of excess cost over net assets acquired	7,520	12,150	12,198
Unusual charges	6,340	2,364	24,438
Income from operations	43,357	31,579	35,089
Interest expense, net	(22,177)	(47,072)	(43,065)
Income (loss) before taxes	21,180	(15,493)	(7,976)
Provision (benefit) for income taxes	10,194	(1,497)	907
Net income (loss)	$ 10,986	$ (13,996)	$ (8,883)
Net income (loss) applicable to common stock	$ 8,831	$ (18,534)	$ (13,741)
Basic Per Common Share Data			
Net income (loss) applicable to common stock	$ 0.47	$ (0.98)	$ (0.73)
Shares used to compute basic per common share amounts	18,854,751	18,910,002	18,920,094
Diluted Per Common Share Data			
Net income (loss) applicable to common stock	$0.44	$ (0.98)	$ (0.73)
Shares used to compute diluted per common share amounts	20,005,282	18,910,002	18,920,094

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(In thousands)

	Common Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
Balance, December 31, 1998	18,692	$ 188	$ 144,970	$ 18,051	$ (656)	$ 162,553
Preferred dividends declared	---	---	---	(2,118)	---	(2,118)
Accretion of Preferred Stock	---	---	---	(37)	---	(37)
Net Income	---	---	---	10,986	---	10,986
Issuance of Common Stock in connection with the exercise of stock options	184	2	861	---	---	863
Issuance of Common Stock in connection with acquisitions	23	---	500	---	---	500
Conversion of Seller Notes into shares of Common Stock	11	---	167	---	---	167
Balance, December 31, 1999	18,910	190	146,498	26,882	(656)	172,914
Preferred dividends declared	---	---	---	(4,464)	---	(4,464)
Accretion of Preferred Stock	---	---	---	(74)	---	(74)
Net Loss	---	---	---	(13,996)	---	(13,996)
Balance, December 31, 2000	18,910	190	146,498	8,348	(656)	154,380
Preferred dividends declared	---	---	(4,784)	---	---	(4,784)
Accretion of Preferred Stock	---	---	(74)	---	---	(74)
Net Loss	---	---	---	(8,883)	---	(8,883)
Issuance of Common Stock in connection with the exercise of stock options	77	---	250	---	---	250
Issuance of stock options in connection with Performance Improvement Plan	---	---	4,785	---	---	4,785
Issuance of Common Stock in connection with the exercise of warrants	71	1	(1)	---	---	---
Balance, December 31, 2001	19,058	$ 191	$ 146,674	$ (535)	$ (656)	$ 145,674

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

For the Years Ended December 31,	1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ 10,986	$ (13,996)	$ (8,883)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss on disposal of assets	37	---	7,997
Provision for bad debts	15,046	23,740	21,961
Depreciation and amortization	6,538	11,178	12,488
Amortization of excess cost over net assets acquired	7,520	12,150	12,198
Amortization of debt discount and debt issue costs	1,059	2,436	2,747
Deferred income taxes (benefit)	662	(3,200)	(328)
Restructuring costs	1,305	654	3,688
Stock-based compensation in connection with performance improvement plan	---	---	4,785
Changes in assets and liabilities, net of effects from acquired companies:			
Accounts receivable	(19,367)	(31,089)	(15,851)
Inventories	(10,372)	(1,113)	2,043
Prepaid, other assets, and income taxes receivable	(2,493)	259	6,543
Other assets	1,156	273	417
Accounts payable	2,896	982	(462)
Accrued expenses and interest	(4,638)	5,103	(10,333)
Accrued compensation related costs	(6,127)	(1,287)	11,798
Other liabilities	(4,432)	(2,483)	358
Net cash provided by (used in) operating activities	(224)	3,607	51,166
Cash flows from investing activities:			
Purchase of fixed assets	(12,598)	(9,845)	(6,697)
Acquisitions, net of cash acquired	(432,291)	(9,958)	(8,277)
Cash received pursuant to purchase price adjustment	---	24,700	---
Proceeds from sale of certain assets, net of cash	397	---	16,079
Purchase of other intangible assets	(503)	(273)	---
Net cash provided by (used in) investing activities	(444,995)	4,624	1,105
Cash flows from financing activities:			
Net borrowings (repayments) under revolving credit agreement	55,000	29,700	(9,900)
Repayment of term loans	---	(8,250)	(38,163)
Proceeds from long-term debt	350,000	---	---
Repayment of long-term debt	(9,089)	(13,521)	(13,912)
Increase in financing costs	(14,691)	(1,226)	(1,172)
Proceeds from issuance of Preferred Stock, net	59,188	---	---
Proceeds from issuance of Common Stock	863	---	250
Net cash provided by (used in) financing activities	441,271	6,703	(62,897)
Increase (decrease) in cash and cash equivalents	(3,948)	14,934	(10,626)
Cash and cash equivalents at beginning of year	9,683	5,735	20,669
Cash and cash equivalents at end of year	$ 5,735	$ 20,669	$ 10,043

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE A | THE COMPANY

Hanger Orthopedic Group, Inc. is the nation's largest owner and operator of orthotic & prosthetic ("O&P") patient care centers. In addition to providing O&P patient-care services through its operating subsidiaries, the Company also distributes components and finished patient-care products to the O&P industry primarily in the United States. Hanger's subsidiary, Hanger Prosthetics & Orthotics, Inc. formerly known as J.E. Hanger, Inc., was founded in 1861 by a Civil War amputee and is the oldest company in the O&P industry in the United States. Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs.

NOTE B | SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of FDIC limits.

Fair Value of Financial Instruments: The carrying value of the Company's short-term financial instruments, such as receivables and payables, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of the Company's long-term debt, excluding its senior subordinated notes, approximates fair value based on using rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the senior subordinated notes, as of December 31, 2001, was $139.5 million, as compared the carrying value of $150.0 million at that date. The fair value of the senior subordinated notes was based on quoted market prices at December 31, 2001.

Inventories: Inventories, which consist principally of purchased parts and work in process, are stated at the lower of cost or market using the first-in, first-out (FIFO) method. The Company calculates cost of goods sold in accordance with the gross profit method. The Company bases the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods. Estimated cost of goods sold during the period is adjusted when the annual physical inventory is taken. In the fourth quarter of 2000 and 2001, the Company recorded a book-to-physical adjustment loss of $9.6 million and income of $4.2 million, respectively. The Company treated this adjustment as a change in accounting estimate in accordance with the provisions of Accounting Principles Board Opinion No. 20.

Long-Lived Asset Impairment: The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows such as: a significant decrease in the market value of the Company's assets; or a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator; or a significant adverse change in third-party reimbursement requirements. If it is determined that an impairment loss has occurred based on expected cash flows undiscounted, before interest and taxes, then the extent of the impairment is calculated, based on discounted cash flows and the loss is recognized in the statement of operations.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the statement of operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows: machinery and equipment and furniture and fixtures - 5 years; leasehold improvements - shorter of the asset life or term of lease; and buildings - 10-20 years. Depreciation expense was approximately $5.3 million, $9.0 million and $10.4 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Intangible Assets: Excess cost over net assets acquired represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses and is amortized using the straight-line method over 40 years. Non-compete agreements are recorded based on agreements entered into by the Company and are amortized over their estimated useful lives ranging from 5 to 7 years using the straight-line method. Remainder of the intangible assets are recorded at cost and are amortized over their estimated useful lives of up to 16 years using the straight-line method. See also New Accounting Standards below for expected changes in amortization of intangibles.

Debt Issue Costs: Debt issue costs incurred in connection with the Company's long-term debt are being amortized through the maturity of the related debt instrument. Amortization of these costs are included in interest expense in the consolidated statement of operations.

Revenue Recognition: Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient. Revenues on the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice. Deferred revenue represents deposits made prior to the final fitting and acceptance by the patient and unearned service contract revenue. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual adjustments and discounts.

Credit Risk: The Company primarily provides customized devices throughout the United States and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs. The Company performs ongoing credit evaluations of its distribution customers. Accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

Income Taxes: Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") 109, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years.

Stock-Based Compensation: Compensation costs attributable to stock option and similar plans are recognized based on any difference between the quoted market price of the stock on the date of the grant over the amount the employee is required to pay to acquire the stock (the intrinsic value method under Accounting Principles Board Opinion 25). SFAS 123, "Accounting for Stock-Based Compensation," requires companies electing to continue to use the intrinsic value method to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company has adopted the disclosure only provisions of SFAS 123.

Segment Information: SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" applies a "management" approach to disclosure of segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosure about products and services, geographic areas and major customers. The description of the Company's reportable segments and the disclosure of segment information pursuant to SFAS 131 are presented in Note P.

Reclassifications: Certain amounts in the prior years financial statements have been reclassified to conform to the current year presentation.

New Accounting Standards: On June 29, 2001, the FASB unanimously approved its proposed Statements of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets.

SFAS 141 supercedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations. The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain rather than being deferred and amortized. The Company did not have a material impact from the adoption of SFAS 141 on its financial statements as no acquisitions were made subsequent to June 30, 2001.

SFAS 142 supercedes APB 17, Intangible Assets. SFAS 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. SFAS 142 must be adopted at the beginning of a fiscal year. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The Company adopted SFAS 142 effective January 1, 2002. Due to the application of the nonamortization provisions of SFAS 142, annual amortization in the amount of $12.8 million will no longer be recorded. In addition, the Company will reclassify an assembled workforce intangible asset with an unamortized balance of $4.8 million (along with a deferred tax liability of $2.0 million) to goodwill at the date of adoption.

The Company will test goodwill for impairment using a two-step process prescribed in SFAS 142. The first step is to identify or screen for potential impairment, while the second step is to measure the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company is in the process of making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. The Company has not yet determined what the effect of these tests, if any, will be on the earnings and financial position of the Company.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides guidance on the accounting for the impairment or disposal of long-lived assets, and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of Segment of a Business." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assts that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Company does not expect SFAS No. 144 to have a material effect on its financial statements.

NOTE C | SUPPLEMENTAL CASH FLOW FINANCIAL INFORMATION

The following are the supplemental disclosure requirements for the statements of cash flows:

(in thousands)	1999	2000	2001
Cash paid during the period for:			
Interest	$ 18,261	$ 42,645	$ 47,382
Income taxes	$ 12,400	$ 2,666	$ 1,822
Non-cash financing and investing activities:			
Preferred stock dividends declared and accretion	$ 2,155	$ 4,538	$ 4,858
Issuance of notes in connection with acquisitions	$ 3,006	$ 2,874	$ ---
Issuance of Common Stock in connection with acquisitions	$ 500	$ ---	$ ---
Conversion of seller notes into shares of Common Stock	$ 167	$ ---	$ ---

NOTE D | ACQUISITIONS

On July 1, 1999, the Company completed the acquisition of NovaCare O&P, which has been accounted for as a business combination in accordance with the purchase method. The results of operations for this acquisition have been included in the Company's results since July 1, 1999. Hanger required approximately $430.2 million in cash to close the acquisition of NovaCare O&P, to pay approximately $20.0 million of related fees and expenses, including debt issue costs of approximately $16.0 million, and to refinance existing debt of approximately $2.5 million. The funds were raised by Hanger through (i) borrowing approximately $230.0 million of revolving credit and term loans under a new bank facility; (ii) selling $150.0 million principal amount of 11.25% Senior Subordinated Notes due 2009; and (iii) selling $60.0 million of 7% Redeemable Preferred Stock. The bank credit facility consisted of a $100.0 million revolving credit facility, of which $30.0 million was drawn on in connection with the acquisition of NovaCare O&P, a Tranche A term facility and a Tranche B term facility.

Following the acquisition of NovaCare O&P in 1999, the Company and NovaCare disagreed regarding the determination of the amount of NovaCare O&P adjusted working capital. On February 25, 2000, the Company and NovaCare submitted the matter to the independent arbitrator in accordance with the dispute resolution arbitration mechanism provided under the Stock Purchase Agreement. On May 22, 2000, an independent arbitrator issued its report concluding that the Company was entitled to the working capital deficiency of approximately $25.1 million, representing the required decrease in the purchase price previously paid by the Company for NovaCare O&P. On May 25, 2000, the escrow agent released $15.0 million of escrowed funds to the Company. Pursuant to the Stock Purchase Agreement, the Company was entitled to receive the approximately $10.1 million balance of the working capital deficiency on or before June 21, 2000.

On June 5, 2000, NovaCare (the name of which was changed to NAHC, Inc.) filed a Complaint contesting the arbitrator's decision. On June 30, 2000, the Company entered into a Settlement Agreement with NovaCare providing for dismissal of the litigation and execution of a mutual release relating to currently unknown matters arising from the acquisition. In addition, the Settlement Agreement provided that of the $10.1 million owed by NovaCare to the Company, $6.0 million would be paid immediately by NovaCare and NovaCare would execute a collateralized promissory note in the principal amount of $3.7 million, plus 7% annual interest, payable monthly over the following six months. All payments required by the settlement were paid when due.

During 1999, the Company acquired five other orthotic and prosthetic companies. The aggregate purchase price, excluding potential earn-out provisions, was $12.1 million, comprised of $8.6 million, in cash, $2.9 million in promissory notes and 23,000 shares of Common Stock of the Company valued at $0.5 million. The notes are payable over five years with interest rates ranging from 6% to 8%. The cash portion of the purchase price for these acquisitions was borrowed under the Company's revolving credit facility.

During 2000, the Company acquired five orthotic and prosthetic companies. The aggregate purchase price, excluding potential earn-out provisions, was $4.5 million, comprised of $2.4 million in cash and $2.1 million in promissory notes. The notes are payable over two to five years with interest rates ranging from 6% to 8%. The cash portion of the purchase price for these acquisitions was borrowed under the Company's revolving credit facility.

The Company did not acquire any companies during 2001.

All of the above acquisitions have been accounted for as business combinations in accordance with the purchase method. The results of operations for these acquisitions are included in the Company's results of operations from their date of acquisition.

In connection with the acquisition of NovaCare, the Company assumed responsibility for payments of earnouts and working capital provisions related to acquisitions made prior to July 1, 1999. In connection with these agreements and the Company's acquisitions prior to 2001, the Company paid $10.0 million, $8.4 million and $8.3 million in 1999, 2000, and 2001, respectively. The Company has accounted for these amounts as additional purchase price, resulting in an increase in goodwill. The Company estimates that it may pay an additional $5.2 million related to earnout provisions in future periods.

NOTE E | UNUSUAL CHARGES

SUMMARY

Unusual charges for the years ended December 31, 1999, 2000, and 2001 consist of the following costs, which are explained below:

(in thousands)	1999	2000	2001
Integration costs	$ 5,035	$ 1,710	$ ---
Restructuring and asset impairment costs	1,305	654	3,688
Performance improvement costs	---	---	7,892
Stock based compensation in connection with performance improvement plan	---	---	4,785
Impairment loss on assets held for sale	---	---	8,073
Unusual charges	$ 6,340	$ 2,364	$ 24,438

INTEGRATION COSTS

During the year ended December 31, 1999, in relation to the acquisition of NovaCare O&P, the Company recorded integration costs of approximately $5.0 million, including costs of changing patient care center names, payroll and related benefits, conversion, stay-bonuses and related benefits for transitional employees and certain other costs related to the acquisition. These costs were expensed as incurred and recorded against operations. Additionally, during the year ended December 31, 2000, the Company recorded approximately $1.7 million in integration expenses.

RESTRUCTURING AND ASSET IMPAIRMENT COSTS

Components of the restructuring reserves, spending during the periods, and remaining reserve balances are as follows:

(in thousands)	Employee Severance Costs	Lease Termination and other Exit Costs	Total Restructuring Reserve
1999 & 2000 Restructuring Reserve			
Balance at December 31, 1998	$ ---	$ ---	$ ---
Provision for existing Hanger Business	223	1,082	1,305
Provision for existing NovaCare O&P Business	3,145	2,570	5,715
Spending	(1,768)	(660)	(2,428)
Balance at December 31, 1999	1,600	2,992	4,592
Provision	1,035	---	1,035
Spending	(1,942)	(913)	(2,855)
Amendment to Plan	---	(672)	(672)
Balance at December 31, 2000	693	1,407	2,100
Spending	(693)	(307)	(1,000)
Amendment - favorable buyout and sublease activity	---	(771)	(771)
Balance at December 31, 2001	---	329	329
2001 Restructuring Reserve			
Balance at December 31, 2000	---	---	---
Provision	1,208	3,251*	4,459
Spending	(1,158)	(1,365)	(2,523)
Favorable buyout and sublease activity	---	(739)	(739)
Amendment to plan for seven additional properties	---	739	739
Balance at December 31, 2001	50	1,886	1,936
1999, 2000, and 2001 Restructuring Reserves			
Balance at December 31, 2001	$ 50	$ 2,215	$ 2,265

* Includes $0.5 million of asset impairment for impaired leasehold improvements at branches to be vacated.

During 1999, the Company accrued approximately $1.3 million for the costs associated with the restructuring of the existing Hanger operations in conjunction with the NovaCare O&P acquisition and the Company has recorded such charges in the statement of operations as an unusual charge. The Company also recorded approximately $5.7 million in restructuring liabilities for the costs associated with the restructuring of the NovaCare O&P operations and allocated such costs to the purchase price of NovaCare O&P in accordance with purchase accounting requirements, resulting in an increase to goodwill with no immediate impact to the statement of operations.

The 1999 restructuring costs primarily included severance pay benefits and lease termination costs. The cost of providing severance pay and benefits for the reduction of approximately 225 employees was estimated at approximately $3.4 million. Lease termination costs, for patient care centers closed, were estimated at $3.5 million, are cash expenses and are expected to be paid through 2003. During 1999, 54 patient care centers were identified for closure. As of December 31, 2000, all of the reduction in force had been completed. Management decided to amend the original restructuring plan which called for the closure of 54 patient care centers. As of December 31, 2000, 44 of the patient care centers were closed and management reversed approximately $0.7 million of the restructuring reserve providing an approximate restructuring benefit during the fourth quarter 2000 of $0.4 million and a reduction of goodwill of approximately $0.3 million.

During the fourth quarter of 2000, management implemented a plan to sever 234 employees in an effort to reduce general and administrative expenses. The Company recorded approximately $1.0 million in restructuring expense (this amount is offset by approximately $0.4 million restructuring benefit described above). Those expenses were paid in January of 2001, thus completing the plan of restructuring.

During 2001, management amended the lease restructuring component of the 2000 plan. The amendment of $0.8 million occurred in the second quarter of 2001 and resulted from favorable lease buyouts and sublease activity.

In connection with the implementation of the Jay Alix & Associates ("JA&A") initiatives, the Company recorded in the second quarter of 2001 approximately $3.7 million in restructuring and asset impairment costs ($4.5 million expense for the 2001 restructuring reserve offset by the above mentioned $0.8 million benefit). The plan called for the closure of 37 facilities and the termination of approximately 135 additional employees. In the fourth quarter of 2001, the lease restructuring component of the plan was amended as seven additional properties, which were originally contemplated but not finalized, were added to the list of restructured facilities. An amended restructuring reserve of $0.7 million was recorded for these properties. Favorable buyouts and sublease activity related to the original 37 facilities resulted in a favorable reversal of the restructuring reserve of $0.7 million. As of December 2001, all properties except for the seven in the amendment had been vacated and 133 of the employees had been terminated. All payments under the severance initiative are expected to be made during the first quarter of 2002. All properties in the lease initiative are expected to be vacated by the end of the second quarter of 2002. All payments under the plan for lease and severance costs are expected to be paid by December 31, 2004.

PERFORMANCE IMPROVEMENT COSTS

In December of 2000, management and the Board of Directors determined that major performance improvement initiatives needed to be adopted. As such, on December 11, 2000, the Company retained the services of JA&A to assist in identifying areas for cash generation and profit improvement. Subsequent to the completion of this diagnostic phase, the Company modified and extended the retention agreement on January 23, 2001 to include the implementation of certain, aforementioned restructuring activities. Among the targeted plans were spending reductions, improvements in the utilization and effectiveness of support services, including claims processing, the refinement of materials purchasing and inventory management and the consolidation of distribution services. In addition, the Company planned to enhance revenues and cash collections through improved marketing efforts and more efficient billing procedures.

The terms of the engagement provided for payment of JA&A's normal hourly fees plus a success fee if certain defined benefits were achieved. Management elected, at the time the agreement was signed, to pay one-half of any earned success fee in cash, with the remaining one-half of the success fee to be paid through a grant of options to purchase the Company's common stock. All the options were to be granted with an exercise price of $1.40 per share, which was the average closing price of the Company's common stock for all trading days during the period from December 23, 2000 through January 23, 2001. The number of options was to be determined by multiplying the non-cash half of each success fee invoice of JA&A by 1.5 and dividing the product by $1.40. The options were to be granted within 30 days of each invoice, were to be exercisable beginning with the sixth month following each award and were to expire five years from the termination of JA&A's engagement.

JA&A's work was substantially complete on December 31, 2001. As of December 31, 2001, the total hourly cash fees and expenses paid to JA&A were $4.6 million. During the fourth quarter of 2001, JA&A invoiced the Company for the success fees upon the accomplishment of benefits defined in the engagement letter. The Company paid half of the success fee in cash totaling $1.1 million and the remaining half with approximately options for 1.2 million shares, as determined above, with an estimated fair value of $4.8 million. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model.

IMPAIRMENT LOSS ON ASSETS HELD FOR SALE

On October 9, 2001, the Company completed the sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc., ("SOGI") to United States Manufacturing Company ("USMC"). The purchase price was $20.0 million, of which $3.0 million was placed in an escrow account for a period of up to three years. During the escrow period, the escrowed funds will be released to the Company in amounts and at times that will be determined on the basis of the amounts of purchases made by Hanger from USMC under the terms of a separate supply agreement entered into among the parties (see Note K). The Company incurred an impairment loss of ($8.1) million on the disposal of SOGI's manufacturing assets, which has been reflected in the Company's statement of operations.

For the year ended December 31, 2001, the results of operations of SOGI's manufacturing activities, including intercompany transactions during that same period were:

(in thousands)	
Net sales	$ 8,633
Cost of goods sold	5,891
Gross profit	2,742
Selling, general and administrative	2,989
Depreciation and amortization	918
Amortization of excess cost over net assets acquired	412
Unusual charges	91
Loss from operations	$ (1,668)

Reconciliation of Loss from SOGI Transaction

Accounts receivable	$ 1,060
Inventory	3,234
Net fixed assets	4,611
Net intangibles	18,584
Other	61
Liabilities assumed	(1,399)
Net book value	26,151
Net proceeds from assets held for sale	18,078
Loss on sale of assets	$ 8,073

NOTE F | NET INCOME (LOSS) PER COMMON SHARE

Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options, stock warrants, redeemable convertible preferred stock and convertible notes payable and are calculated using the treasury stock method.

Earnings per share are computed as follows:

(in thousands, except share and per share)	1999	2000	2001
Net income (loss)	$ 10,986	$ (13,996)	$ (8,883)
Less preferred stock dividends declared and accretion	(2,155)	(4,538)	(4,858)
Income (loss) available to common stockholders used to compute basic per common share amounts	8,831	(18,534)	(13,741)
Add back interest expense on convertible note payable, net of tax	51	---	---
Income (loss) available to common stockholders plus assumed conversions to compute diluted per common share amounts	$ 8,882	$ (18,534)	$ (13,741)
Shares of common stock outstanding used to compute basic per common share amounts	18,854,751	18,910,002	18,920,094
Effect of convertible note payable	92,573	---	---
Effect of dilutive options	541,834	---	---
Effect of dilutive warrants	516,124	---	---
Shares used to compute dilutive per common share amounts[1]	20,005,282	18,910,002	18,920,094
Basic income (loss) per common share	$ 0.47	$ (0.98)	$ (0.73)
Diluted income (loss) per common share	$ 0.44	$ (0.98)	$ (0.73)

(1) Excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock into Common Stock as it is considered anti-dilutive. For 2000 and 2001, excludes the effect of all dilutive options and warrants as a result of the Company's net loss for the years ended December 31, 2000 and 2001.

Options to purchase 3,345,693 and 5,552,217 shares of common stock and warrants to purchase 830,650 and 360,001 shares of common stock were outstanding at December 31, 2000 and 2001, respectively, and are not included in the computation of diluted income per share due to the Company's net loss for the years ended December 31, 2000 and 2001.

Options to purchase 665,333 shares of common stock were outstanding at December 31, 1999, but were not included in the computation of diluted income per share for 1999 because the options' prices were greater than the average market price of the common shares.

NOTE G | INVENTORY

Inventories at December 31, 2000 and 2001 consist of the following:

(in thousands)	2000	2001
Raw materials	$ 29,482	$ 27,224
Work in-process	19,885	19,908
Finished goods	11,856	8,814
	$ 61,223	$ 55,946

NOTE H | LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2000 and 2001:

(in thousands)	2000	2001
Revolving credit facility	$ 84,700	$ 74,800
A Term Loan Commitment	92,500	63,995
B Term Loan Commitment	99,250	89,592
Senior subordinated notes	150,000	150,000
Subordinated seller notes, non-collateralized net of unamortized discount of $0.1 million at December 31, 2000 and 2001 with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 6% to 12.287%, maturing through December 2011	33,983	19,440
	460,433	397,827
Less current portion	(37,595)	(30,512)
	$ 422,838	$ 367,315

As stated in the Amended Credit Facility, the Revolving Credit Facility carried an interest rate of LIBOR plus 3.50%, or ABR plus 2.50%, and matures on July 1, 2005. The Tranche A Term Facility carried an interest rate of LIBOR plus 3.50%, or ABR plus 2.50% and matures on July 1, 2005. At December 31, 2001, the Tranche A Term Facility required quarterly principal payments of $4.6 million. The Tranche B Term Facility carried an interest rate of LIBOR plus 4.50%, or ABR plus 3.50% and matures on January 1, 2007. At December 31, 2001, the Tranche B Term Facility required quarterly principal payments of $0.2 million through July 1, 2005 and of $14.4 million through January 1, 2007.

These credit facilities were prepaid in full and the agreements were terminated on February 15, 2002 when the Company issued $200.0 million in new Senior Notes and closed on a new $75.0 million Revolving Credit Facility, as discussed below.

In February 2002, the Company sold $200.0 million principal amount of its 10 3/8% Senior Notes due 2009. The notes mature in February 15, 2009, are senior indebtedness and are guaranteed by all of Hanger's domestic subsidiaries. Interest is payable on February 15 and August 15. In addition, in February 2002, the Company closed on a new $75.0 million Revolving Credit Facility. The new Revolving Credit Facility carries an interest rate of LIBOR plus 3.50% and matures on February 15, 2007. Hanger used the $194.0 million net proceeds from the sale of the senior notes, along with approximately $36.9 million it borrowed under the new $75.0 million bank revolving credit facility, to retire approximately $228.4 million of indebtedness, plus related fees and expenses, outstanding under Hanger's previously existing revolving credit and term loan facilities. As a result of retiring the previously existing indebtedness, the Company wrote-off, in February 2002, $4.6 million in unamortized debt issuance costs that had previously been included in other assets.

Before February 15, 2005, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price of 110.375% of the principal amount thereof, plus interest, with the proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the Senior Notes remains outstanding after redemption.

Beginning February 15, 2006 through the date of maturity, the Company may redeem all or part of the Senior Notes, at redemption price as a percentage of the principal amount, plus accrued and unpaid interest, if any. For the twelve-month period commencing on February 15, 2006 and 2007, the percentage would be 105.188% and 102.594%, respectively. Commencing on February 15, 2008 through the date of maturity, the percentage would be 100%.

In March 2002, the Company entered into two fixed-to-floating interest rate swaps with an aggregate notional amount of $100.0 million. The Company entered into the swaps in connection with the sale of the above notes and in order to mitigate its interest rate risk. Under the interest rate swap agreement, the Company will receive amounts based on a fixed interest rate of 10 3/8% per annum. In return, the Company will pay amounts based on a variable interest rate based on the six-month LIBOR plus a spread between 492 and 497 basis points. The Company will receive and pay these amounts semiannually through the maturity date of February 15, 2009. The terms of this agreement are identical to the Senior Notes.

The Credit Facility with the Banks is collateralized by substantially all the assets of the Company, restricts the payment of dividends, and contains certain affirmative and negative covenants customary in an agreement of this nature.

The $150.0 million in Senior Subordinated Notes bears interest at 11.25%, and matures on June 15, 2009. Interest is payable on June 15 and December 15. Before June 15, 2002, the Company may choose to buy back up to 33% of the outstanding notes with money the Company might raise in a public equity offering, as long as: (i) the Company pays 111.25% of the face amount of the notes, plus interest; (ii) the Company buys the notes back within 30 days of completing the public equity offering; and (iii) at least 67% of the sum of the aggregate principal amount of notes issued under the indenture remain outstanding immediately after redemption.

Beginning June 15, 2004 through the date of maturity, the Company may redeem all or part of the Senior Notes, at redemption price as a percentage of the principal amount, plus accrued and unpaid interest, if any. For the twelve-month period commencing on June 15, 2004, 2005, 2006 and 2007, the percentage would be 105.625%, 104.219%, 102.813% and 101.406%, respectively. Commencing on June 15, 2008 through the date of maturity, the percentage would be 100%.

Maturities of long-term debt at December 31, 2001 are as follows:

(in thousands)	Retired Facilities	Pro Forma*
2002	$ 30,512	$ 11,313
2003	24,065	4,867
2004	95,494	1,496
2005	38,968	571
2006	57,825	230
Thereafter	150,963	379,350
	$ 397,827	$ 397,827

*Pro forma maturities reflect the effect of the issuance of new Senior Notes and new Revolving Credit Facility that closed on February 15, 2002

As of December 31, 2001, the Company had available borrowings of $25.2 million under the Revolving Credit Facility that was retired on February 15, 2002. On February 15, 2002, the Company had available borrowings of $38.1 million under the new Revolving Credit Facility.

NOTE I | INCOME TAXES

The provisions (benefit) for income taxes for the years ended December 31, 1999, 2000 and 2001 consisted of the following:

(in thousands)	1999	2000	2001
Current:			
Federal	$ 7,844	$ (194)	$ 383
State	1,688	1,897	852
Total	9,532	1,703	1,235
Deferred:			
Federal and State	662	(3,200)	(328)
Provision (benefit) for income taxes	$ 10,194	$ (1,497)	$ 907

A reconciliation of the federal statutory tax rate to the effective tax rate for the years ended December 31, 1999, 2000 and 2001 is as follows:

	1999	2000	2001
Federal statutory tax rate (benefit)	35.0 %	(35.0) %	(35.0) %
Increase in taxes resulting from:			
State income taxes (net of federal effect)	5.6	6.8	8.1
Amortization of the excess cost over net assets acquired	8.2	16.0	32.3
Other, net	(0.7)	2.5	6.0
Provision (benefit) for income taxes	48.1 %	(9.7) %	11.4 %

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities as of December 31, 2000 and 2001 are as follows:

(in thousands)	2000	2001
Deferred Tax Liabilities:		
Book basis in excess of tax	$ 903	$ 958
Depreciation and amortization	24,685	22,541
Debt issue costs	640	548
Acquisition costs	---	2,448
	26,228	26,495
Deferred Tax Assets:		
Net operating loss	1,979	3,678
Accrued expenses	7,370	8,020
Reserve for bad debts	9,098	7,519
Other	(300)	52
Inventory capitalization and reserves	2,093	1,688
	20,240	20,957
Net deferred tax liabilities	$ (5,988)	$ (5,538)

For Federal tax purposes at December 31, 2001, the Company has available approximately $9.6 million of net operating loss carryforwards expiring during 2020 and 2021.

NOTE J | DEFERRED COMPENSATION

In conjunction with the acquisition of J.E. Hanger, Inc. of Georgia ("JEH") in 1996, the Company assumed the unfunded deferred compensation plan that had been established for certain key JEH officers. The plan accrues benefits ratably over the period of active employment from the time the contract is entered into to the time the participant retires. Participation had been determined by JEH's Board of Directors. The Company has purchased individual life insurance contracts with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The accrual related to the deferred compensation arrangements amounted to approximately $2.0 million and $1.1 million at December 31, 2000 and 2001, respectively.

NOTE K | COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

In October 2001, the Company entered into a Supply Agreement with USMC, under which it agreed to purchase certain products and components for use solely by Hanger's patient care centers during a five-year period following the date of the Agreement. Hanger is obligated to purchase from USMC at least $7.5 million of products and components during the first year following the date of the Agreement, $8.5 million of products and components during the second year following the Agreement, and $9.5 million of products and components during the third year following the date of the Agreement, subject to certain adjustments. However, in the event purchases during each of the fourth and fifth years are less than $8.7 million, the Company shall pay USMC an amount equal to $0.1 million multiplied by the number of $1.0 million units by which actual purchases during each of the fourth and fifth years are less than $8.7 million.

CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business, including claims related to alleged contingent additional payments under business purchase agreements. Many of these legal proceedings and claims existed in the NovaCare O&P business prior to the Company's acquisition of NovaCare O&P. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

On November 28, 2000, a class action complaint (Norman Ottmann v. Hanger Orthopedic Group, Inc., Ivan R. Sabel and Richard A. Stein; Civil Action No. 00CV3508) was filed against the Company in the United States District Court for the District of Maryland on behalf of all purchasers of our common stock from November 8, 1999 through and including January 6, 2000. The complaint also names as defendants Ivan R. Sabel, the Company's Chairman of the Board and Chief Executive Officer of the Company, and Richard A. Stein, the Company's former Chief Financial Officer, Secretary and Treasurer.

The complaint alleges that during the above period of time, the defendants violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, knowingly or recklessly making material misrepresentations concerning the Company's financial results for the quarter ended September 30, 1999, and the progress of the Company's efforts to integrate the recently-acquired operations of NovaCare O&P. The complaint further alleges that by making those material misrepresentations, the defendants artificially inflated the price of the Company's common stock. The plaintiff seeks to recover damages on behalf of all of the class members.

The Company believes that the allegations have no merit and is vigorously defending the lawsuit.

NOTE L | OPERATING LEASES

The Company leases office space under noncancellable operating leases. Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more consist of the following at December 31, 2001:

(in thousands)	
2002	$ 20,176
2003	16,826
2004	12,928
2005	9,160
2006	5,628
Thereafter	7,828
	$ 72,546

Rent expense was approximately $14.8 million, $23.7 million and $23.9 million for the years ended December 31, 1999, 2000 and 2001 respectively.

NOTE M | PENSION AND PROFIT SHARING PLANS

The Company maintains a 401(k) Savings and Retirement plan to cover all of the employees of the Company. The Company may make discretionary contributions. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. During 1999, 2000, and 2001, the Company recorded contributions of $0.9 million, $1.4 million, and $1.2 million under this plan, respectively.

NOTE N | REDEEMABLE PREFERRED STOCK

The Company has 10.0 million authorized shares of preferred stock, par value $0.01 per share, which may be issued in various classes with different characteristics.

The Company issued $60.0 million of 7% Redeemable Preferred Stock on July 1, 1999 in connection with its acquisition of NovaCare O&P. The 60,000 outstanding shares of 7% Redeemable Preferred Stock are convertible into shares of our non-voting common stock at a price of $16.50 per share, subject to adjustment. The Company is entitled to require that the 7% Redeemable Preferred Stock be converted into non-voting common stock on and after July 2, 2002, if the average closing price of the common stock for 20 consecutive trading days is equal to or greater than 175% of the conversion price. The 7% Redeemable Preferred Stock will be mandatorily redeemable on July 1, 2010 at a redemption price equal to the liquidation preference plus all accrued and unpaid dividends. In the event of a change in control of the Company, the Company must offer to redeem all of the outstanding 7% Redeemable Preferred Stock at a redemption price equal to 101% of the sum of the per share liquidation preference thereof plus all accrued and unpaid dividends through the date of payment. The 7% Redeemable Preferred Stock accrues annual dividends, compounded quarterly, equal to 7%, is subject to put rights and will not require principal payments prior to maturity on July 1, 2010. As of December 31, 2001, the shares of 7% Redeemable Preferred Stock have an aggregate redemption balance of $71.4 million.

NOTE O | WARRANTS AND OPTIONS

WARRANTS

Prior to 1999, the Company issued warrants to purchase shares of its common stock to the holders of certain notes. At December 31, 2000, warrants to purchase 830,650 shares at prices ranging from $2.44 to $7.65 per share were outstanding. As of December 31, 2000, the warrants had a weighted average exercise price of $5.55 and a weighted average remaining contractual life of 3.10 years.

During 2001, the Company issued 70,575 shares of its common stock in connection with a cashless exercise of warrants to purchase 225,914 shares. At December 31, 2001, warrants to purchase 360,001 shares at prices ranging from $4.01 to $6.38 per share were outstanding and exercisable. The warrants have a weighted average exercise price of $5.00 and a weighted average remaining contractual life of 4.84 years.

OPTIONS

Under the Company's 1991 Stock Option Plan ("SOP"), 8.0 million shares of Common Stock were authorized for issuance under options that may have been granted to employees. No shares were available for grant at December 31, 2001 as the SOP expired during 2001. Under the SOP, options were granted at an exercise price not less than the fair market value of the Common Stock on the date of grant. Vesting and expiration periods were established by the Compensation Committee of the Board of Directors, generally vested from three to four years following grant and generally expired eight to ten years after grant.

Under the Company's 1993 Non-Employee Director Stock Option Plan ("Director Plan"), 250,000 shares of Common Stock are authorized for issuance to directors of the Company who are not employed by the Company or any affiliate of the Company. Under this plan, an option to purchase 5,000 shares of Common Stock is granted automatically on an annual basis to each eligible director on the third business day following the date of each Annual Meeting of Stockholders of the Company at which the eligible director is elected. The exercise price of each option is equal to 100% of the fair market value of the Common Stock on the date of grant. Each option vests at the rate of 25% each year for the first four years after the date of grant of the option and each such option expires ten years from the date of grant; provided, however, that in the event of termination of a director's service other than by reason of total and permanent disability or death, then the outstanding options of such holder expire three months after such termination. Outstanding options remain exercisable for one year after termination of service by reason of total and permanent disability or death. The number of shares that remain available for grant at December 31, 2000 and 2001 were 62,500 and 32,500, respectively.

In addition to the SOP, non-qualified options may be granted with exercise prices that are less than the current market value. Accordingly, compensation expense for the difference between current market value and exercise price is recorded over the vesting period.

The following is a summary of option transactions and exercise prices:

	Stock Option Plan			Non-Employee Director Stock Option Plan		
	Shares	Price per Share	Weighted Average	Shares	Price per Share	Weighted Average
Outstanding at December 31, 1998	1,455,233	$ 2.75 to $22.50	$ 9.88	168,875	$ 3.00 to $18.63	$ 8.38
Granted	1,225,000	$10.25 to $20.81	$ 14.72	35,000	$10.25 to $20.81	$ 14.70
Terminated	(28,424)	$ 4.13 to $22.50	$ 13.01	(42,500)	$ 3.00 to $18.63	$ 6.92
Exercised	(229,621)	$ 2.75 to $13.25	$ 6.94	(625)	$6.52	$ 6.52
Outstanding at December 31, 1999	2,422,188	$ 2.75 to $22.50	$ 12.57	160,750	$ 3.00 to $20.81	$ 10.00
Granted	1,304,497	$ 4.63 to $ 5.19	$ 4.63	35,000	$5.19	$ 5.19
Terminated	(568,492)	$ 4.13 to $22.50	$ 8.26	(8,250)	$6.00	$ 6.00
Outstanding at December 31, 2000	3,158,193	$ 2.75 to $22.00	$ 9.54	187,500	$ 3.00 to $18.63	$ 9.40
Granted	1,238,297	$ 1.64 to $ 4.03	$ 1.67	30,000	$1.65	$ 1.65
Terminated	(267,910)	$ 1.64 to $22.50	$ 7.66	---	$ ---	$ ---
Exercised	(77,299)	$ 2.75 to $ 4.63	$ 3.23	---	$ ---	$ ---
Outstanding at December 31, 2001	4,051,281	$ 1.64 to $22.50	$ 7.12	217,500	$ 1.65 to $18.63	$ 8.38

As of December 31, 1999, options for 976,590 and 85,750 shares were vested under the SOP and the Director Plan, respectively. As of December 31, 2000, options for 1,188,951 and 105,000 shares were vested under the SOP and the Director Plan, respectively. As of December 31, 2001, options for 1,727,873 and 136,250 shares were vested under the SOP and the Director Plan, respectively.

Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value method, the Company's net income (loss) and earnings (loss) per share would have been as follows:

(in thousands)	1999	2000	2001
Net income (loss):			
As reported	$ 10,986	$ (13,996)	$ (8,883)
Pro forma	$ 7,731	$ (19,558)	$ (13,145)
Diluted income (loss) per common share:			
As reported	$ 0.44	$ (0.98)	$ (0.73)
Pro forma	$ 0.28	$ (1.27)	$ (0.95)

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 2000 and 2001:

	1999	2000	2001
Expected term	5	5	5
Volatility factor	46%	58%	72%
Risk free interest rate	5.7%	6.7%	5.9%
Dividend yield	0%	0%	0%
Fair value	$ 7.00	$ 2.64	$ 1.21

Under the agreement with JA&A discussed in Note E, in December 2001, the Company issued to JA&A a non-qualified option to purchase 1.2 million shares of its common stock at an exercise price of $1.40 per share. The option is exercisable beginning with the sixth month following each award and will expire five years from the termination of JA&A's engagement. As of December 31, 2001, the option is outstanding.

Under an employment agreement, in October 2001, the Company issued to its Chief Financial Officer a non-qualified option to purchase 75,000 shares of its common stock at an exercise price of $5.50 per share. The option becomes exercisable at a rate of 25% per year beginning upon the first anniversary of the date of grant. The option will expire ten years from the date of grant. As of December 31, 2001, the option is outstanding. Upon the occurrence of certain specified events, the option may become fully vested and expires one year after the occurrence of the event.

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options or Awards	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options or Awards	Weighted Average Exercise Price
$ 1.400 to $ 1.400	1,208,436	4.96	$ 1.40	---	$ ---
$ 1.640 to $ 1.650	1,252,197	7.47	$ 1.64	---	$ ---
$ 2.810 to $ 4.030	99,908	4.71	$ 3.42	66,158	$ 3.26
$ 4.125 to $ 4.375	44,255	2.37	$ 4.18	44,255	$ 4.18
$ 4.625 to $ 4.625	993,053	6.14	$ 4.63	304,975	$ 4.63
$ 5.188 to $ 6.000	208,094	6.31	$ 5.67	106,844	$ 5.91
$ 6.125 to $ 6.250	393,772	4.81	$ 6.13	393,772	$ 6.13
$ 8.500 to $ 8.750	28,334	5.19	$ 8.72	28,334	$ 8.72
$11.313 to $12.500	227,622	4.48	$ 11.32	227,622	$ 11.32
$13.250 to $14.000	151,875	5.80	$ 13.49	134,375	$ 13.42
$14.188 to $14.750	575,000	6.23	$ 14.41	287,504	$ 14.41
$16.500 to $17.375	172,171	5.50	$ 16.58	122,200	$ 16.61
$18.625 to $22.500	197,500	6.78	$ 21.68	148,084	$ 21.70
$ 1.400 to $22.500	5,552,217	5.97	$ 5.90	1,864,123	$ 10.12

NOTE P | SEGMENT AND RELATED INFORMATION

The Company has identified three reportable segments in which it operates based on the products and services it provides. The Company evaluates segment performance and allocates resources based on the segments' EBITDA. EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization, and unusual charges consisting of impairment loss on assets held for sale, and integration, impairment, restructuring, and performance improvement costs. EBITDA is not a measure of performance under Generally Accepted Accounting Principles ("GAAP"). While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating heath care companies. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. Our definition of EBITDA may not be comparable to the definition of EBITDA used by other companies.

The reportable segments are: (i) practice management and patient-care centers; (ii) manufacturing (discontinued October 9, 2001 upon sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc.); and (iii) distribution. On June 1, 2001, in anticipation of the sale of the manufacturing segment, the Company transferred the Sea-Fab operations from the manufacturing to the practice management and patient-care centers segment. Accordingly, all prior periods have been recast to be consistent with 2001 reporting. The reportable segments are described further below:

Practice Management and Patient-Care Centers – This segment consists of the Company's owned and operated O&P patient-care centers, fabrication centers of O&P components and OPNET. The patient-care centers provide services to design and fit orthotic and prosthetic devices to patients. These centers also instruct patients in the use, care and maintenance of the devices. Fabrication centers are involved in the fabrication of O&P components for both the O&P industry and the Company's own patient-care practices. OPNET is a national managed care agent for O&P services and a patient referral clearing house.

Manufacturing – This segment consists of the manufacture of finished patient-care products for both the O&P industry and the Company's own patient-care practices.

Distribution – This segment distributes orthotic and prosthetic products and components to both the O&P industry and the Company's own patient-care practices.

The accounting policies of the segments are the same as those described in the summary of "Significant Accounting Policies."

Summarized financial information concerning the Company's reportable segments is shown in the following table. Intersegment sales mainly include sales of O&P components from the manufacturing and distribution segments to the practice management and patient-care centers segment and were made at prices which approximate market values.

(in thousands)	Practice Management and Patient Care Centers	Manufacturing	Distribution	Other	Total
2001					
Net sales					
Customers	$ 473,877	$ 4,884	$ 29,292	$ ---	$ 508,053
Intersegments	---	3,749	53,202	(56,951)	---
EBITDA	98,029	(247)	5,899	(19,468)	84,213
Total assets	512,379	---	25,838	161,690	699,907
Capital expenditures	4,669	383	271	1,374	6,697
2000					
Net sales					
Customers	$ 448,852	$ 8,180	$ 28,999	$ ---	$ 486,031
Intersegments	9,226	5,877	51,427	(66,530)	---
EBITDA	71,179	938	6,677	(21,523)	57,271
Total assets	495,942	8,731	20,823	236,322	761,818
Capital expenditures	6,486	765	114	2,480	9,845
1999					
Net sales					
Customers	$ 307,477	$ 10,263	$ 29,086	$ ---	$ 346,826
Intersegments	---	6,050	37,416	(43,466)	---
EBITDA	65,095	397	8,008	(9,745)	63,755
Total assets	142,462	15,689	16,296	575,634	750,081
Capital expenditures	7,312	1,573	423	3,290	12,598

The following table reconciles each reportable segment's EBITDA to consolidated net income (loss):

(in thousands)	Practice Management and Patient Care Centers	Manufacturing	Distribution	Other	Total
2001					
EBITDA	$ 98,029	$ (247)	$ 5,899	$ (19,468)	$ 84,213
Depreciation and amortization	21,244	1,330	451	1,661	24,686
Unusual charges	4,578	8,164	226	11,470	24,438
Interest expense, net	50,466	51	---	(7,452)	43,065
Provision (benefit) for income taxes	---	---	---	907	907
Net income (loss)	$ 21,741	$ (9,792)	$ 5,222	$ (26,054)	$ (8,883)
2000					
EBITDA	$ 71,179	$ 938	$ 6,677	$ (21,523)	$ 57,271
Depreciation and amortization	20,305	1,628	300	1,095	23,328
Unusual charges	1,047	13	6	1,298	2,364
Interest expense, net	50,423	28	---	(3,379)	47,072
Provision (benefit) for income taxes	---	---	---	(1,497)	(1,497)
Net income (loss)	$ (596)	$ (731)	$ 6,371	$ (19,040)	$ (13,996)
1999					
EBITDA	$ 65,095	$ 397	$ 8,008	$ (9,745)	$ 63,755
Depreciation and amortization	11,925	1,640	187	306	14,058
Unusual charges	5,763	430	60	87	6,340
Interest expense, net	2,003	17	2	20,155	22,177
Provision (benefit) for income taxes	---	---	---	10,194	10,194
Net income (loss)	$ 45,404	$ (1,690)	$ 7,759	$ (40,487)	$ 10,986

The following table presents the details of "Other" EBITDA for the years ended December 31:

(in thousands)	1999	2000	2001
Corporate general and administrative expenses	$ 9,666	$ 21,523	$ 19,468
Other	79	---	---
	$ 9,745	$ 21,523	$ 19,468

The following table presents the details of "Other" total assets at December 31:

(in thousands)	1999	2000	2001
Corporate intercompany receivable from:			
Practice Management and Patient-Care Centers segment	$ 533,978	$ 159,416	$ 133,195
Manufacturing segment	16,277	21,926	---
Distribution segment	1,469	(588)	(11,428)
Other	23,910	55,568	41,276
	$ 575,634	$ 236,322	$ 163,043

"Other" total assets presented in the preceding table primarily consist of corporate cash and deferred taxes not specifically identifiable to the reportable segments.

The Company's foreign and export sales and assets located outside of the United States are not significant. Additionally, no single customer accounted for more than 10% of revenues in 1999, 2000 or 2001.

NOTE Q | CONSOLIDATING FINANCIAL INFORMATION

The Company's Senior Subordinated Notes are guaranteed fully, jointly and severally, and unconditionally by all of the Company's current and future domestic subsidiaries. The following is summarized condensed consolidating financial information, as of and for the year ended December 31, 2001, of the Company, segregating the parent company (Hanger Orthopedic Group) and its guarantor subsidiaries, as each of the Company's subsidiaries is wholly-owned.

(in thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Balance Sheet - December 31, 2000				
ASSETS				
Cash and cash equivalents	$ 10,829	$ 9,840	$ ---	$ 20,669
Accounts receivable	---	111,210	---	111,210
Inventories	---	61,223	---	61,223
Prepaid expenses and other assets	902	3,360	---	4,262
Income taxes receivable	6,325	---	---	6,325
Intercompany receivable	180,753	(180,753)	---	---
Deferred income taxes	20,038	---	---	20,038
Total current assets	218,847	4,880	---	223,727
Property, plant and equipment, net	5,064	41,930	---	46,994
Intangible assets, net	(160)	477,362	---	477,202
Other assets	419,271	1,324	(406,700)	13,895
Total assets	$ 643,022	$ 525,496	$ (406,700)	$ 761,818
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND SHAREHOLDERS' EQUITY				
Current portion of long-term debt	$ 23,750	$ 13,845	$ ---	$ 37,595
Accounts payable	896	16,913	---	17,809
Accrued expenses	3,413	6,276	---	9,689
Accrued interest payable	6,860	699	---	7,559
Accrued compensation related cost	2,508	14,877	---	17,385
Total current liabilities	37,427	52,610	---	90,037
Long-term debt, less current portion	402,700	426,838	(406,700)	422,838
Deferred income taxes	26,026	---	---	26,026
Other liabilities	111	2,545	---	2,656
Total liabilities	466,264	481,993	(406,700)	541,557
Redeemable preferred stock	65,881	---	---	65,881
Common stock	190	35	(35)	190
Additional paid-in capital	139,003	7,460	35	146,498
Retained earnings	(28,200)	36,548	---	8,348
Treasury stock	(116)	(540)	---	(656)
Total shareholders' equity	110,877	43,503	---	154,380
Total liabilities, redeemable preferred stock, and shareholders' equity	$ 643,022	$ 525,496	$ (406,700)	$ 761,818

(in thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Balance Sheet - December 31, 2001				
ASSETS				
Cash and cash equivalents	$ (212)	$ 10,255	$ ---	$ 10,043
Accounts receivable	---	104,040	---	104,040
Inventories	---	55,946	---	55,946
Prepaid expenses and other assets	868	3,000	---	3,868
Income taxes receivable	(277)	1,310	---	1,033
Intercompany receivable	126,124	(126,124)	---	---
Deferred income taxes	20,957	---	---	20,957
Total current assets	147,460	48,427	---	195,887
Property, plant and equipment, net	4,767	33,011	---	37,778
Intangible assets, net	(156)	452,536	---	452,380
Other assets	417,672	2,890	(406,700)	13,862
Total assets	$ 569,743	$ 536,864	$ (406,700)	$ 699,907
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND SHAREHOLDERS' EQUITY				
Current portion of long-term debt	$ 19,199	$ 11,313	$ ---	$ 30,512
Accounts payable	520	16,381	---	16,901
Accrued expenses	4,586	3,610	---	8,196
Accrued interest payable	1,577	440	---	2,017
Accrued compensation related cost	2,438	26,607	---	29,045
Total current liabilities	28,320	58,351	---	86,671
Long-term debt, less current portion	359,188	414,827	(406,700)	367,315
Deferred income taxes	26,495	---	---	26,495
Other liabilities	---	3,013	---	3,013
Total liabilities	414,003	476,191	(406,700)	483,494
Redeemable preferred stock	70,739	---	---	70,739
Common stock	191	35	(35)	191
Additional paid-in capital	139,178	7,461	35	146,674
Accumulated deficit	(54,252)	53,717	---	(535)
Treasury stock	(116)	(540)	---	(656)
Total shareholders' equity	85,001	60,673	---	145,674
Total liabilities, redeemable preferred stock, and shareholders' equity	$ 569,743	$ 536,864	$ (406,700)	$ 699,907
STATEMENT OF OPERATIONS				
Year ended December 31, 1999				
Net sales	$ ---	$ 390,292	$ (43,466)	$ 346,826
Cost of goods sold	---	212,542	(43,466)	169,076
Gross profit	---	177,750	---	177,750
Selling, general and administrative	9,745	104,250	---	113,995
Depreciation and amortization	312	6,226	---	6,538
Amortization of excess cost over net assets acquired	(6)	7,526	---	7,520
Unusual charges	87	6,253	---	6,340
Income (loss) from operations	(10,138)	53,495	---	43,357
Interest income (expense), net	(20,155)	(2,022)	---	(22,177)
Income (loss) before taxes	(30,293)	51,473	---	21,180
Provision for income taxes	10,194	---	---	10,194
Net income (loss)	$ (40,487)	$ 51,473	$ ---	$ 10,986

(in thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
STATEMENT OF CASH FLOWS				
Year ended December 31, 1999				
Cash flows provided by (used in) operating activities	$ (107,172)	$ 106,948	$ ---	$ (224)
Cash flows provided by (used in) investing activities	(3,290)	(441,705)	---	(444,995)
Cash flows provided by (used in) financing activities	100,360	340,911	---	441,271
Net increase (decrease) in cash and cash equivalents	(10,102)	6,154	---	(3,948)
Cash and cash equivalents, beginning of year	5,027	4,656	---	9,683
Cash and cash equivalents, end of year	$ (5,075)	$ 10,810	$ ---	$ 5,735
STATEMENT OF OPERATIONS				
Year ended December 31, 2000				
Net sales	$ ---	$ 552,561	$ (66,530)	$ 486,031
Cost of goods sold	---	317,898	(66,530)	251,368
Gross profit	---	234,663	---	234,663
Selling, general and administrative	21,523	155,869	---	177,392
Depreciation and amortization	1,100	10,078	---	11,178
Amortization of excess cost over net assets acquired	(5)	12,155	---	12,150
Unusual charges	1,298	1,066	---	2,364
Income (loss) from operations	(23,916)	55,495	---	31,579
Interest income (expense), net	3,379	(50,451)	---	(47,072)
Income (loss) before taxes	(20,537)	5,044	---	(15,493)
Benefit for income taxes	(1,497)	---	---	(1,497)
Net income (loss)	$ (19,040)	$ 5,044	$ ---	$ (13,996)
STATEMENT OF CASH FLOWS				
Year ended December 31, 2000				
Cash flows provided by (used in) operating activities	$ (1,840)	$ 5,447	$ ---	$ 3,607
Cash flows provided by (used in) investing activities	(2,480)	7,104	---	4,624
Cash flows provided by (used in) financing activities	20,224	(13,521)	---	6,703
Net increase (decrease) in cash and cash equivalents	15,904	(970)	---	14,934
Cash and cash equivalents, beginning of year	(5,075)	10,810	---	5,735
Cash and cash equivalents, end of year	$ 10,829	$ 9,840	$ ---	$ 20,669

(in thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
STATEMENT OF OPERATIONS				
Year ended December 31, 2001				
Net sales	$ ---	$ 565,004	$ (56,951)	$ 508,053
Cost of goods sold	---	297,819	(56,951)	240,868
Gross profit	---	267,185	---	267,185
Selling, general and administrative	19,468	163,504	---	182,972
Depreciation and amortization	1,666	10,822	---	12,488
Amortization of excess cost over net assets acquired	(5)	12,203	---	12,198
Unusual charges	11,470	12,968	---	24,438
Income (loss) from operations	(32,599)	67,688	---	35,089
Interest income (expense), net	7,452	(50,517)	---	(43,065)
Income (loss) before taxes	(25,147)	17,171	---	(7,976)
Provision for income taxes	907	---	---	907
Net income (loss)	$ (26,054)	$ 17,171	$ ---	$ (8,883)
STATEMENT OF CASH FLOWS				
Year ended December 31, 2001				
Cash flows provided by (used in) operating activities	$ 39,318	$ 11,848	$ ---	$ 51,166
Cash flows provided by (used in) investing activities	(1,374)	2,479	---	1,105
Cash flows provided by (used in) financing activities	(48,985)	(13,912)	---	(62,897)
Net increase (decrease) in cash and cash equivalents	(11,041)	415	---	(10,626)
Cash and cash equivalents, beginning of year	10,829	9,840	---	20,669
Cash and cash equivalents, end of year	$ (212)	$ 10,255	$ ---	$ 10,043

NOTE R | SUBSEQUENT EVENTS

In February 2002, the Company sold $200.0 million principal amount of its 10 3/8% Senior Notes due 2009. In addition, in March 2002, the Company entered into two fixed-to-floating interest rate swaps with an aggregate notional amount of $100.0 million. These transactions are discussed further in Note H.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Hanger Orthopedic Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Hanger Orthopedic Group, Inc. and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
McLean, Virginia
March 12, 2002

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been listed and traded on the New York Stock Exchange since December 15, 1998, under the symbol "HGR." The following table sets forth the high and low intra-day sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange:

Year Ended December 31, 2000	High	Low
First Quarter	$ 10.3125	$ 3.7500
Second Quarter	5.5000	3.7500
Third Quarter	4.8750	3.2500
Fourth Quarter	4.1875	0.9375

Year Ended December 31, 2001	High	Low
First Quarter	$ 2.2500	$ 0.9800
Second Quarter	2.7000	1.0600
Third Quarter	4.2500	2.4000
Fourth Quarter	6.8000	3.3000

At March 19, 2002, there were approximately 424 holders of record of the Company's Common Stock.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements prohibit the payment of dividends on our common stock and preferred stock and such agreements will continue to prohibit the payment of dividends in the future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent on our results of operations, financial condition, contractual and legal restrictions and any other factors deemed to be relevant.

CORPORATE INFORMATION

Independent Accountants
PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean, VA 22102

Legal Counsel
Foley & Lardner
3000 K St., NW
Ste 500
Washington, DC 20007

Annual Report Form 10-K for year ended December 31, 2001
The company reports annually to the Securities and Exchange Commission on Form 10-K. Stockholders may obtain a copy at no charge upon written request to:
George E. McHenry, Chief Financial Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814

Annual Meeting of Shareholders
May 30, 2002 at 10:00 a.m.
Hyatt Regency Bethesda Hotel
One Bethesda Metro Center
Bethesda, MD 20814
All shareholders are welcome to attend

Common Stock
The company's common stock is traded on the New York Stock Exchange. The ticket symbol is HGR.

Transfer Agent
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
1-800-851-9677
www.melloninvestor.com

Shareholder Inquiries
Communications concerning transfer requirements, lost certificates, and change of address should be directed to the Transfer Agent.

Corporate Headquarters
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814
Tel: 301.986.0701
Fax: 301.986.0702
www.hanger.com

BOARD OF DIRECTORS



Ivan R. Sabel, CPO
Chairman of the Board, President and Chief Executive Officer
Hanger Orthopedic Group, Inc.



Mitchell J. Blutt, M.D.
Executive Partner
J.P. Morgan Partners, LLC
Adjunct Professor of Medicine
Weill Medical College and Graduate School of Medical Sciences
Cornell University



Edmond E. Charrette, M.D.
Chairman
Health Resources Corporation
General Partner
Ascendant Healthcare International
President
Latin Healthcare Investment Management Co., LLC



Thomas P. Cooper, M.D.
Chief Executive Officer
Senior Psychology Services Management, Inc.
Adjunct Professor
Columbia University School



Robert J. Glaser, M.D.
Consulting Professor of Medicine Emeritus
Stanford University



Eric Green
Partner
J.P. Morgan Partners, LLC



C. Raymond Larkin, Jr.
Principal
3xNELL, LLC



Risa J. Lavizzo-Mourey, M.D., M.B.A.
Senior Vice President and Director Health Care Group
Robert Wood Johnson Foundation



H.E. Thranhardt, CPO
Former President and Chief Executive Officer
J.E. Hanger of Georgia, Inc.

HANGER ORTHOPEDIC GROUP INC.

Corporate Headquarters:
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814

Contact:
Tel. (301) 986-0701
Fax (301) 986-0702
www.hanger.com